B2GOLD CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the year ended December 31, 2023

This Management’s Discussion and Analysis (“MD&A”) has been prepared as at February 21, 2024 and contains certain "forward-looking information" and “forward-looking statements” under Canadian and United States securities laws, respectively ("forward-looking statements"). All statements included herein, other than statements of historical fact, including without limitation statements regarding potential mineralization, exploration results and future plans, production and objectives of B2Gold Corp. (the “Company” or “B2Gold”), are forward-looking statements that involve various risks, uncertainties and assumptions. See the “Cautionary Statement on Forward-Looking Information” section. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements as a result of a number of factors, including those set out in “Risks and Uncertainties.”

The following discussion of the operating results and financial position of the Company should be read in conjunction with the audited consolidated financial statements and the notes thereto of the Company for the year ended December 31, 2023. These consolidated financial statements have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (“IFRS”). All amounts are expressed in United States dollars, unless otherwise stated. All production results and the Company's guidance presented in this MD&A reflect total production at the mines the Company operates on a 100% basis. Production from the La Libertad, El Limon and Pan mines owned by Calibre Mining Corp. ("Calibre") is presented on an approximate 24% basis (fourth quarter of 2022 and previous periods - 25%), representing the Company’s indirect ownership interest in Calibre's operations through its equity investment in Calibre (subject to reduction if B2Gold’s interest in Calibre dilutes). On January 24, 2024, the Company's indirect interest in Calibre was subsequently reduced to 15%.

Additional information related to B2Gold, including our Annual Information Form, is available on the Company's website www.b2gold.com and on SEDAR at www.sedarplus.ca.

OVERVIEW

B2Gold is a Vancouver-based gold producer with three operating mines: the Fekola Mine in Mali, the Masbate Mine in the Philippines and the Otjikoto Mine in Namibia, and a fourth project, the Goose Project, under construction in Canada. The Company completed the acquisition of 100% of Sabina Gold & Silver Corp. ("Sabina") including the Goose Project and Back River Gold District on April 19, 2023 (See "Asset Acquisition - Sabina"). The Company also has an approximately 15% interest in Calibre (reduced from 24% on January 24, 2024) and an approximately 19% interest in BeMetals Corp. In addition, the Company has a portfolio of exploration and development projects in a number of countries including Mali, Finland and Colombia.
Summary
Consolidated gold revenue for the year ended December 31, 2023 was $1.93 billion on sales of 994,060 ounces at an average realized gold price of $1,946 per ounce, compared to $1.73 billion on sales of 969,155 ounces at an average realized gold price of $1,788 per ounce in 2022. The increase in gold revenue of 12% ($0.20 billion) was due to a 3% increase in gold ounces sold and a 9% increase in the average realized gold price. For the fourth quarter of 2023, consolidated gold revenue was $512 million on sales of 256,921 ounces at an average realized gold price of $1,993 per ounce, compared to $592 million on sales of 339,355 ounces at an average realized gold price of $1,746 per ounce in the fourth quarter of 2022. The fourth quarter decrease in gold revenue of 14% ($80 million) was due to a 24% decrease in gold ounces sold (mainly due to the lower gold production), partially offset by a 14% increase in the average realized gold price.

B2Gold had another year of strong operational performance in 2023, with the achievement of B2Gold’s eighth consecutive year of meeting or exceeding annual production guidance. Total gold production for 2023 was 1,061,060 ounces (including 68,717 ounces of attributable production from Calibre) (2022 - 1,027,874 ounces), achieving the upper half of the 2023 guidance range of between 1,000,000 and 1,080,000 ounces. Consolidated gold production from the Company’s three operating mines was 992,343 ounces (2022 - 973,003 ounces), in the upper half of the guidance range of between 940,000 - 1,010,000 ounces, with solid performances from each of the Company’s three mines (refer to "Review of Mining Operations and Development Projects" section below). The Fekola Mine achieved another strong year in 2023, producing 590,243 ounces of gold, near the mid-point of the guidance range of between 580,000 and 610,000 ounces. The Masbate Mine continued its strong performance in 2023, producing 193,502 ounces of gold, exceeding the upper end of its guidance range of 170,000 to 190,000 ounces while the Otjikoto Mine produced 208,598 ounces of gold, near the upper end of its guidance range of 190,000 to 210,000 ounces. In the fourth quarter of 2023, B2Gold’s consolidated gold production was 270,611 ounces, 9% (21,312 ounces) higher than budget but, as expected, 23% (82,158 ounces) lower than the fourth quarter of 2022. The Company's three mines all exceeded budget in the fourth quarter of 2023. The Company’s total gold production for the fourth quarter of 2023 was 288,665 ounces (including 18,054 ounces of attributable production from Calibre).

For the year ended December 31, 2023, consolidated cash operating costs1 were $631 per gold ounce produced ($620 per gold ounce sold), 7% lower than budget and in-line with 2022. Including estimated attributable results for Calibre, cash operating costs for the year ended December 31, 2023 were $654 per gold ounce produced ($644 per gold ounce sold) below the low end of the Company's guidance range of $670 to $730 per ounce and in-line with 2022. Cash operating costs per ounce produced for the year ended December 31, 2023 were below the low end of the guidance range as a result of lower than budgeted fuel costs and a weaker Namibian dollar. In the fourth quarter of 2023, consolidated cash operating costs were $611 per gold ounce produced ($640 per gold ounce sold), in line with budget and 39% higher than 2022. Including estimated attributable results for Calibre, cash operating costs for the fourth quarter of 2023 were $633 per gold ounce produced ($661 per gold ounce sold), in line with budget and 35% higher than the fourth quarter of 2022. Consolidated cash operating costs for the fourth quarter of 2023 were higher than the fourth quarter of 2022 as a result of record gold production in the fourth quarter of 2022.
Consolidated all-in sustaining costs2 for the year ended December 31, 2023 were $1,199 per gold ounce sold compared to $1,022 per gold ounce sold for 2022. Including estimated attributable results for Calibre, all-in sustaining costs for the year ended December 31, 2023 were $1,201 per gold ounce sold ($1,033 per gold ounce sold for 2022), at the low end of the Company's guidance range of $1,195 to $1,255 per ounce sold. Consolidated all-in sustaining costs for the fourth quarter of 2023 were $1,264 per gold ounce sold, in line with the budget of $1,231 per gold ounce sold but higher than $876 per gold ounce sold for the fourth quarter of 2022. Including estimated attributable results for Calibre, all-in sustaining costs for the fourth quarter of 2023 were $1,257 per gold ounce sold compared to a budget of $1,231 per gold ounce sold and $892 per gold ounce sold for the fourth quarter of 2022.
In 2024, B2Gold expects total gold production to be between 860,000 and 940,000 ounces (including 40,000 to 50,000 ounces of attributable production from Calibre). The Company’s consolidated gold production is expected to be relatively consistent throughout 2024, with third quarter production expected to be slightly lower, and fourth quarter production expected to be slightly higher. The expected decrease in gold production relative to 2023 is predominantly due to lower production at the Fekola Complex as a result of the delay in receiving an exploitation license for Fekola Regional from the Government of Mali, delaying the 80,000 to 100,000 ounces that were scheduled in the life of mine plan to be trucked to the Fekola mill and processed in 2024. The contribution of this gold production from Fekola Regional is now expected to start at the beginning of 2025. The Company’s total consolidated cash operating costs for the year (including estimated attributable results for Calibre) are forecast to be
1 “Cash operating costs” a non-IFRS measure; for a description of how we calculate this measure and a reconciliation from this measure to the most directly comparable measure specified, defined or determined under IFRS and presented in our financial statements, refer to “Non-IFRS Measures”
2 “All-in sustaining costs” is a non-IFRS measure; for a description of how we calculate this measure and a reconciliation from this measure to the most directly comparable measure specified, defined or determined under IFRS and presented in our financial statements, refer to “Non-IFRS Measures”

between $835 and $895 per ounce and total consolidated all-in sustaining costs (including estimated attributable results for Calibre) are forecast to be between $1,360 and $1,420 per ounce. The anticipated increase in the Company's consolidated cash operating costs per ounce for 2024 reflects the processing of lower-grade ore at Fekola in 2024. The total consolidated all-in sustaining costs per ounce for 2024 reflect the final full year of spending on both the new Fekola Tailings Storage Facility ("TSF") and the Fekola solar plant expansion, in addition to the ongoing substantial capitalized stripping campaign planned at Fekola for 2024.
For the year ended December 31, 2023, the Company generated net income of $42 million compared to $287 million in 2022 including net income attributable to the shareholders of the Company of $10 million ($0.01 per share) compared to $253 million ($0.24 per share) in 2022. Adjusted net income attributable to the shareholders of the Company3 for the year ended December 31, 2023 was $347 million ($0.28 per share) compared to $264 million ($0.25 per share) in 2022. Net loss for the fourth quarter of 2023 was $117 million compared to a net income of $176 million for the fourth quarter of 2022. For the fourth quarter of 2023, the Company generated a net loss attributable to the shareholders of the Company of $113 million (loss of $0.09 per share) compared to net income attributable to the shareholders of the Company of $158 million ($0.15 per share) in the fourth quarter of 2022. Adjusted net income attributable to shareholders of the Company for the fourth quarter of 2023 was $91 million ($0.07 per share) compared to $121 million ($0.11 per share) in the fourth quarter of 2022.

Cash flow provided by operating activities was $714 million for the year ended December 31, 2023 compared to $596 million during 2022, an increase of $118 million. The increase reflects higher revenues of $202 million and lower non-cash working capital outflows for the year ended December 31, 2023, partially offset by higher long-term value added tax receivable outflows of $27 million, higher long-term inventory outflows of $19 million and lower realized gains on fuel derivatives of $20 million. During the year ended December 31, 2023 the Company paid $239 million (2022 - $239 million) of current income tax, withholding and other taxes in cash, including $54 million related to 2022 outstanding tax liability obligations. Based on current assumptions, including an average gold price of $1,800 per ounce for 2024, the Company is forecasting to make total cash income tax payments for current income tax, withholding and other taxes in 2024 of approximately $187 million.

In January 2024, to further enhance the financial flexibility of the Company and provide additional cash liquidity at attractive terms as the Company continues to fund sustaining, development and growth projects across the operating portfolio, and increase financial capacity for potential growth projects in Namibia and Colombia, B2Gold has entered into a series of prepaid gold sales (the "Gold Prepay") with a number of its existing lenders. The Company received an upfront payment of $500 million, based on gold forward curve prices averaging approximately $2,191 per ounce, in exchange for equal monthly deliveries of gold from July 2025 to June 2026 totaling 264,775 ounces, representing approximately 10% of expected annual gold production in each of 2025 and 2026 (subject to finalization of production guidance for 2025 and 2026). Gold deliveries can be from production from any of the Company’s operating mines and the Gold Prepay can be settled prior to maturity through accelerated delivery of the remaining deliverable gold ounces. The Gold Prepay was executed by Bank of Montreal, Canadian Imperial Bank of Commerce, ING Capital Markets LLC, and National Bank of Canada.

B2Gold continues to maintain a strong financial position and liquidity. At December 31, 2023, the Company had cash and cash equivalents of $307 million compared to cash and cash equivalents of $652 million at December 31, 2022. Working capital (defined as current assets less current liabilities) at December 31, 2023 was $397 million compared to $802 million at December 31, 2022. During the year ended December 31, 2023, the Company drew down $150 million on the Company's $700 million revolving credit facility ("RCF") with $550 million remaining available for future draw downs. Subsequent to December 31, 2023, the Company utilized a portion of the proceeds from the $500 million Gold Prepay completed in January 2024 to repay the $150 million balance drawn on the RCF, leaving the full amount of $700 million available for future draw downs.

On February 22, 2023, June 5, 2023, September 5, 2023 and November 22, 2023, B2Gold’s Board of Directors ("Board") declared a cash dividend for each of the first, second, third and fourth quarter of 2023, respectively, of $0.04 per common share (or $0.16 per share on an annualized basis), paid on March 17, 2023, June 27, 2023, September 29, 2023 and December 18, 2023, respectively. The declaration and payment of future quarterly dividends remains at the discretion of the Board and will depend on the Company's financial results, cash requirements, future prospects and other factors deemed relevant by the Board.

In 2023, the Company implemented a Dividend Reinvestment Plan (the "DRIP”). The DRIP provides B2Gold shareholders residing in Canada and the United States with the opportunity to have the cash dividends declared on all or some of their common shares automatically reinvested into additional common shares of the Company (the “Reinvestment Shares”) on an ongoing basis. Participation in the DRIP is optional and will not affect shareholders’ cash dividends unless they elect to participate in the DRIP. Dividends are only payable as and when declared by the Company’s Board of Directors. The benefits of enrolling in the DRIP include the convenience of automatic reinvestment of dividends into Reinvestment Shares; flexibility to enroll some or all common shares in the DRIP; and ability to acquire Reinvestment Shares without paying any brokerage fees. Participants in the DRIP will acquire Reinvestment Shares issued from the Company’s treasury (a “Treasury Purchase”) at a price equal to the volume weighted average price of the Company’s common shares on the Toronto Stock Exchange for the five consecutive trading days immediately preceding a dividend payment date, subject to a possible discount, in the Company’s sole discretion, of up to 5%. For the dividend declared on September 5, 2023 and November 24, 2023, a discount of 3% was offered.

3 “Adjusted net income attributable to shareholders of the Company” is a non-IFRS measure; for a description of how we calculate this measure and a reconciliation from this measure to the most directly comparable measure specified, defined or determined under IFRS and presented in our financial statements, refer to “Non-IFRS Measures”

On April 19, 2023, the Company completed the acquisition of Sabina, resulting in the Company acquiring Sabina’s 100% owned Back River Gold District located in Nunavut, Canada by issuing approximately 216 million B2Gold common shares. The Back River Gold District consists of five mineral claims blocks along an 80 kilometre ("km") belt. The most advanced project in the district, Goose, is fully permitted, currently in construction, and has been de-risked with significant infrastructure in place at the time of acquisition. The Goose Project has an estimated two year construction period, which is expected to be completed in the first quarter of 2025. B2Gold’s management team has strong northern construction expertise and experience to deliver the fully permitted Goose Project and the financial resources to develop the significant gold resource endowment at the Back River Gold District into a large, long life mining complex. B2Gold recognizes that respect and collaboration with the Kitikmeot Inuit Association ("KIA") is central to the license to operate in the Back River Gold District and will continue to prioritize developing the project in a manner that recognizes Indigenous input and concerns and brings long-term socio-economic benefits to the area.

Subsequent to completion of the acquisition of Sabina, in the second quarter of 2023, B2Gold completed its inaugural winter ice road ("WIR") season and received all critical materials that were necessary to maintain the schedule for construction completion of the mill in the first quarter of 2025. Phase 1 camp construction and earthworks necessary to extend the airstrip are complete, and concrete and steel work in the mil area are progressing ahead of schedule. As well, the Company extinguished certain of Sabina's construction financing obligations with payments totalling $112 million as follows: senior secured debt facility for a $2 million payment, gold prepay facility for a $1 million payment, the entire gold metal offtake agreement for a $63 million payment, and one-third of the gold stream obligation for a $46 million payment.

On June 23, 2023, the Company announced an initial capital expenditure estimate of C$800 million (excluding working capital), which was in line with B2Gold expectations since the Sabina acquisition announcement and reflects scope changes to further optimize the Goose Project. B2Gold had updated the construction budget to further de-risk the project and construct a reliable and low operating cost mine. Sabina had incurred approximately C$340 million up to April 2023 leaving approximately C$460 million (approximately $350 million) expected to be spent by B2Gold from the date of acquisition and up to completion of construction in the first quarter of 2025. After completing a detailed review of the Goose Project design, materials, and construction schedule as part of the 2024 budgeting process, the Company has revised the total construction capital estimate from C$800 million to C$1,050 million. Most of the increase in the construction capital estimate relates to underestimated labour and site operating costs in the feasibility study, along with additional general inflationary impacts on construction materials, consumables, and transportation costs. In addition, a detailed review of the project design has identified deficiencies in project components including power generation and distribution, laboratory, piping, and controls and instrumentation, which are being corrected to deliver a reliable operation. In 2024, B2Gold expects to incur approximately C$280 million in construction capital costs. More than half of the construction capital costs to be incurred in 2024 are related to labour in order to bring the project close to commissioning by the end of the year, and all major components have been purchased or are under contract, reducing the risk of capital cost variance. In the fourth quarter of 2023 and post-acquisition to December 31, 2023, the Company incurred $126 million (C$171 million) and $282 million (C$381 million), respectively for construction activities at the Goose Project. Construction of the 2024 WIR is being finalized and is expected to be fully operational by February 23, 2024. All required materials will be transported from the Marine Laydown Area ("MLA") to the Goose Project site by the end of April 2024, keeping it on schedule for completion of construction by the first quarter of 2025.

In addition, the net cost of open pit and underground development, deferred stripping, and sustaining capital expenditures to be incurred prior to first gold production is estimated at approximately C$200 million (including approximately C$125 million of direct mining costs related to open pit and underground development). The cost of these initiatives is primarily related to optimization changes in the underground mine plan as a result of switching the underground mining method to long-hole stoping and prioritizing ore from the Umwelt crown pillar area ahead of the zones below. The Company anticipates that the increase in underground development costs will be offset during operations through lower sustainable operating costs than could be achieved with the cut-and-fill underground mining method. Additionally, B2Gold has elected to advance open pit mining of the Echo Pit, which is underway and will produce construction fill, stockpile ore and provide tailings storage capacity. Open pit mining of the Umwelt Pit is expected to commence in the first quarter of 2024 and will produce much of the commissioning ore as well as future tailings storage. In 2024, B2Gold expects to incur approximately C$170 million in open pit and underground development, deferred stripping, and sustaining capital expenditures.

In 2024, the Company will undertake a buildup of working capital over the Goose Project construction period up to the first quarter of 2025 in order to materially de-risk the execution of the production ramp-up phase and initial years of operation by including 2025 and certain 2026 consumables and sustaining capital equipment on the 2024 sealift. Areas of focus for working capital include: accelerated purchase and additional storage of diesel fuel to manage the requirements for operations in 2025 and part of 2026; critical inventory of consumables and spares for mining and processing to avoid the requirement for air transport; and development of open pit and underground ore stockpiles to provide a consistent and uninterrupted feed to the process plant. It is estimated that approximately C$205 million of fuel, reagents, and other working capital items will be purchased in 2024 to build up site inventory levels, which will substantially de-risk the project from operational and supply chain disruptions. Post-acquisition to December 31, 2023, $57 million of consumables inventory costs were incurred, including long-term consumables of $44 million.

In the second quarter of 2023, a significant exploration program was approved at the Back River Gold District for 2023. B2Gold approved a $20 million exploration budget for the balance of 2023 to complete approximately 27,000 metres of drilling focused in proximity to existing deposits at the Goose Project, as well as following up on regional targets identified at the George, Boulder, Boot and Del projects. For the year ended December 31, 2023, the Company ultimately incurred $16 million on Back River Gold District exploration.

On June 21, 2023, the Company announced an updated Mineral Resource estimate for the Anaconda Area, located approximately 20 km from the Fekola Mine in Mali. The updated resource included a significantly increased Mineral Resource estimate for the Anaconda Area (the "June 2023 Mineral Resource estimate"), comprised of the Menankoto permit, the Bantako North permit and the Bakolobi permit. The updated Mineral Resource estimate includes a significant increase in the laterite, saprolite and saprock (collectively “oxide”) Mineral Resources, and an initial sulphide Indicated Mineral Resource estimate. The June 2023 Mineral Resource estimate includes an Indicated Mineral Resource estimate of 57,000,000 tonnes at 1.11 grams per tonne ("g/t") gold for 2,030,000 ounces of gold, and an Inferred Mineral Resource estimate of 46,600,000 tonnes at 1.33 g/t gold for 2,000,000 ounces of gold, constrained within a conceptual pit run at $1,800 per ounce gold.

Receipt of a mining permit for the Fekola Regional licenses remains outstanding pending finalization of an implementation decree for the new 2023 Mining Code by the State of Mali. No production is forecast from Fekola Regional in the Company's 2024 guidance, with production now expected to commence at the beginning of 2025. If an exploitation license for Fekola Regional is received in the first half of 2024, there is potential for 2024 Fekola Complex production to be supplemented with up to 18,000 ounces of higher-grade ore from Fekola Regional.

During the year ended December 31, 2023, the State of Mali introduced a new mining code (the “2023 Mining Code”). In conjunction with the implementation of the 2023 Mining Code and the associated impact to the value of the Fekola Complex, the Company completed an update of its Fekola and Fekola Regional life-of-mine estimates. This update included revisions to the mine plan and expected saprolite mill feed from Fekola Regional, along with updates to related operating and capital cost estimates. The update included the Company’s best current estimate of the final fiscal terms of the 2023 Mining Code, which remains subject to ongoing negotiations with the State of Mali. The final fiscal terms of the 2023 Mining Code remain subject to change and could result in a variation from the estimates used to determine the recoverable amount of the Fekola Complex. Clarification of the final application of the 2023 Mining Code remains subject to ongoing negotiations with the State of Mali, followed by the anticipated issuance of a final implementation decree. Collectively, these changes are considered to be impairment indicators for the Fekola Complex assets and resulted in an impairment charge of $206 million recorded in the Consolidated Statement of Operations for the year ended December 31, 2023. A net impairment charge of $192 million after taking into account a deferred income tax recovery of $14 million was recorded in the Consolidated Statement of Operations for the year ended December 31, 2023.

On September 14, 2023, the Company entered into a purchase agreement with AngloGold Ashanti Limited ("AngloGold") to acquire AngloGold’s 50% stake in the Gramalote project (the “Gramalote Transaction”), located in the Department of Antioquia, Colombia (the “Gramalote Project”). Upon completion of the Gramalote Transaction, which occurred on October 5, 2023, B2Gold now owns 100% of the Gramalote Project.

On January 31, 2024, the Company announced positive exploration drilling results from the Antelope deposit at the Otjikoto Mine. The Antelope deposit, comprised of the Springbok Zone, the Oryx Zone, and a possible third structure, Impala, subject to further confirmatory drilling, is located approximately three km south of the Otjikoto open pit. The Antelope deposit has the potential to be developed as an underground mining operation, which could complement the expected processing of low grade stockpiles at the Otjikoto mill from 2026 to 2031.

ASSET ACQUISITION - SABINA
On April 19, 2023, the Company completed the acquisition of all of the issued and outstanding common shares of Sabina (the “Transaction”), resulting in the acquisition of the 100% owned Back River Gold District, including the Goose Project, located in Nunavut, Canada. The acquisition has been accounted for as a purchase of assets as the Company concluded that it did not acquire processes that could develop the acquired inputs into an operating mine. For accounting purposes, it was determined that B2Gold obtained control of Sabina on April 14, 2023, which is the date when the Transaction was irrevocably approved by the Supreme Court of British Columbia, giving the Company the ability to direct the use of the net assets acquired.

The purchase price of the acquisition was approximately $937 million, consisting of the fair value of B2Gold shares issued of $925 million, based on the issuance of 216,451,555 B2Gold shares at C$5.72 per share and a foreign exchange rate of C$1.3379 to $1, the fair value of B2Gold replacement stock options of $5 million (3,342,413 equivalent stock options for B2Gold common shares), plus B2Gold transaction costs of $7 million. The replacement stock options have been valued using the Black-Scholes option pricing model based on a risk-free annual interest rates ranging from 3.6% to 3.8%, an expected volatility of between 33% and 50%, an expected average life of up to 3.2 years and a dividend yield of 3.7%.

The purchase price was calculated as follows (dollars in thousands):

$

Common shares issued (216,451,555 common shares)	925,375
Fair value of B2Gold replacement stock options	5,075
Transaction costs	6,672
Total purchase price	937,122

The purchase price was allocated based on the relative fair value of the assets and liabilities as follows (dollars in thousands):

$

Cash and cash equivalents	38,083
Accounts receivable, prepaids and other	816
Value added and other tax receivables	2,637
Mining interest - Construction-in-progress - Goose Project	1,050,326
Mining interest - Buildings, plant & equipment	33,921
Mining interest - Exploration & Evaluation Assets - Hackett River Royalty	64,540
Mining interest - Exploration & Evaluation Assets - Other	28,533
Other assets	15,738
Accounts payable and accrued liabilities	(41,344)
Current portion of long-term debt	(3,770)
Construction financing obligations	(173,700)
Gold stream obligation	(65,419)
Long-term debt	(6,716)
Mine restoration provision	(3,436)
Other long-term liabilities	(3,087)
937,122

The purchase price was allocated to the assets acquired and liabilities assumed in accordance with their relative fair value. Included within Mining interest - Construction-in-progress is the Goose Project mineral interest. The value of the Goose Project mineral interest of $740 million was determined using a combination of a discounted cash flow model and a comparable market transactions approach which required the use of significant assumptions that included reserves and resources, future production levels, operating and capital costs, a long-term gold price per ounce, the discount rate and in-situ multiples. The remaining construction-in-progress balance relates to site infrastructure costs, the value of which was determined based on Sabina's historical costs incurred. The value of the buildings, plant and equipment at the Goose Project was based on a trending analysis of recent purchases and the value of the other exploration and evaluation properties was determined to be consistent with Sabina's historical costs incurred.

As a result of the Transaction, the Company also acquired a silver production royalty (the “Hackett River Royalty") equal to 22.5% of the first 190 million ounces of payable silver from the then current resource at Hackett River and other properties (the "Properties") and 12.5% of all payable silver from the Properties thereafter at no future cost. The fair value of the interest in the Hackett River Royalty was determined using a comparable market transactions approach.

The Company assumed certain construction financing and gold stream obligations from Sabina. The fair value of the construction financing obligations at acquisition was based on their extinguishment value. The Company also assumed a gold stream obligation. The fair value of the gold stream obligation on acquisition was based on the value of the extinguishable portion plus the fair value of the gold stream obligation retained.

Following completion of the Transaction, the Company extinguished certain gold stream and construction financing obligations with payments totalling $112 million, broken down as follows:
•a $46 million payment to extinguish one-third of the gold stream arrangement;
•a $63 million payment to extinguish the gold metal offtake agreement;
•a $2 million payment to extinguish the senior secured debt facility; and
•a $1 million payment to extinguish the $75 million gold prepay facility.

REVIEW OF FINANCIAL RESULTS
Selected Quarterly and Full Year Financial and Operating Results

	Three months ended		Year ended
	December 31		December 31
	2023	2022	2023	2022	2021

Gold revenue ($ in thousands)	511,974	592,468	1,934,272	1,732,590	1,762,264
Net (loss) income ($ in thousands)	(117,396)	176,468	41,588	286,723	460,825
(Loss) earnings per share – basic (1) ($/share)	(0.09)	0.15	0.01	0.24	0.40
(Loss) earnings per share – diluted (1) ($/share)	(0.09)	0.15	0.01	0.24	0.40
Cash provided by operating activities ($ in thousands)	205,443	270,491	714,453	595,798	724,113
Total assets ($ in thousands)	4,874,619	3,681,233	4,874,619	3,681,233	3,561,293
Non-current liabilities ($ in thousands)	651,173	335,828	651,173	335,828	369,097
Average realized gold price ($/ounce)	1,993	1,746	1,946	1,788	1,796
Adjusted net income(1)(2) ($ in thousands)	90,697	121,442	347,203	263,782	385,370
Adjusted earnings per share (1)(2) - basic ($)	0.07	0.11	0.28	0.25	0.37
Consolidated operations results:
Gold sold (ounces)	256,921	339,355	994,060	969,155	981,401
Gold produced (ounces)	270,611	352,769	992,343	973,003	987,595
Production costs ($ in thousands)	164,406	159,559	616,197	626,526	493,389
Cash operating costs(2) ($/gold ounce sold)	640	470	620	646	503
Cash operating costs(2) ($/gold ounce produced)	611	440	631	637	511
Total cash costs(2) ($/gold ounce sold)	769	593	756	768	626
All-in sustaining costs(2) ($/gold ounce sold)	1,264	876	1,199	1,022	874
Operations results including equity investment in Calibre:
Gold sold (ounces)	274,980	354,496	1,062,785	1,024,272	1,041,381
Gold produced (ounces)	288,665	367,870	1,061,060	1,027,874	1,047,414
Production costs ($ in thousands)	181,801	176,195	683,963	684,894	549,610
Cash operating costs(2) ($/gold ounce sold)	661	497	644	669	528
Cash operating costs(2) ($/gold ounce produced)	633	468	654	660	535
Total cash costs(2) ($/gold ounce sold)	786	618	776	788	648
All-in sustaining costs(2) ($/ounce gold sold)	1,257	892	1,201	1,033	888
(1) Attributable to the shareholders of the Company.
(2) Non-IFRS measure. For a description of how these measures are calculated and a reconciliation of these measures to the most directly comparable measures specified, defined or determined under IFRS and presented in the Company’s financial statements, refer to “Non-IFRS Measures”.

Annual results

Revenue

Consolidated gold revenue for the year ended December 31, 2023 was $1.93 billion on sales of 994,060 ounces at an average realized gold price of $1,946 per ounce, compared to $1.73 billion on sales of 969,155 ounces at an average realized gold price of $1,788 per ounce in 2022. The increase in gold revenue of 12% ($0.20 billion) was due to a 3% increase in gold ounces sold and a 9% increase in the average realized gold price.

For the year ended December 31, 2023, the Fekola Mine accounted for $1.14 billion (2022 - $1.07 billion) of gold revenue from the sale of 588,460 ounces (2022 - 599,600 ounces), the Masbate Mine accounted for $373 million (2022 - $385 million) of gold revenue from the sale of 190,800 ounces (2022 - 214,015 ounces) and the Otjikoto Mine accounted for $418 million (2022 - $280 million) of gold revenue from the sale of 214,800 ounces (2022 - 155,540 ounces).

Production and operating costs

B2Gold had another year of strong operational performance in 2023, with the achievement of B2Gold’s eighth consecutive year of meeting or exceeding annual production guidance. Total gold production for 2023 was 1,061,060 ounces (including 68,717 ounces of attributable production from Calibre) (2022 - 1,027,874 ounces), achieving the upper half of the 2023 guidance range of between 1,000,000 and 1,080,000 ounces. Consolidated gold production from the Company’s three operating mines was 992,343 ounces (2022 - 973,003 ounces), in the upper half of the guidance range of between 940,000 - 1,010,000 ounces, with solid performances from each of the Company’s three mines (refer to "Review of Mining Operations and Development Projects" section below). The Fekola Mine achieved another strong year in 2023, producing 590,243 ounces of gold, near the mid-point of the guidance range of between 580,000 and 610,000 ounces. The Masbate Mine continued its strong performance in 2023, producing 193,502 ounces of gold, exceeding the upper end of its guidance range of 170,000 to 190,000 ounces while the Otjikoto Mine produced 208,598 ounces of gold, near the upper end of its guidance range of 190,000 to 210,000 ounces.

For the year ended December 31, 2023, consolidated cash operating costs (refer to "Non-IFRS Measures") were $631 per gold ounce produced ($620 per gold ounce sold), 7% lower than budget and in-line with 2022. Including estimated attributable results for Calibre, cash operating costs for the year ended December 31, 2022 were $654 per gold ounce produced ($644 per gold ounce sold) below the low end of the Company's guidance range of $670 to $730 per ounce and in-line with 2022. Cash operating costs per ounce produced for the year ended December 31, 2023 were below the low end of the guidance range as a result of lower than budgeted fuel costs and a weaker Namibian dollar.

Consolidated all-in sustaining costs (refer to “Non-IFRS Measures”) for the year ended December 31, 2023 were $1,199 per gold ounce sold compared to $1,022 per gold ounce sold for 2022. Including estimated attributable results for Calibre, all-in sustaining costs for the year ended December 31, 2023 were $1,201 per gold ounce sold ($1,033 per gold ounce sold for 2022), at the low end of the Company's guidance range of $1,195 to $1,255 per ounce sold.
Depreciation and depletion
Depreciation and depletion expense, included in total cost of sales, was $402 million for the year ended December 31, 2023 compared to $384 million in 2022. The 5% increase in depreciation expense was mainly due to a 3% increase in gold ounces sold and a 2% increase in the depreciation charge per ounce gold sold.
Royalties and production taxes
Royalties and production taxes included in total cost of sales were $136 million for the year ended December 31, 2023 compared to $118 million for the year ended December 31, 2022. The 15% increase in royalties and production taxes was mainly due to a 3% increase in gold ounces sold and a 9% increase in the average realized gold price.

Other

G&A costs relate mainly to the Company’s head office in Vancouver, the Bamako office in Mali, the Makati office in the Philippines and the Windhoek office in Namibia. For the year ended December 31, 2023, G&A costs increased by $8 million to $62 million, primarily due to higher general office costs, higher legal and consulting charges and higher bank charges.

Share-based payment expense for the year ended December 31, 2023 was $21 million compared to $25 million for 2022. The lower share-based payment expense resulted from the timing of share-based payment grants and related vesting.

For the year ended December 31, 2023, the Company recorded impairment charges totalling $322 million consisting of a $112 million impairment charge on the Gramalote Project as a result of the Company's acquisition from AngloGold of the remaining 50% stake in the Gramalote Project, a $4 million impairment charge on its investment in BeMetals Corp., and a $206 million impairment charge on the Fekola Complex. The net impairment charge for the Fekola Complex was $192 million (pre-tax $206 million less $14 million deferred tax recovery).

For the year ended December 31, 2023, the Company recorded a $20 million write-down of mineral property interests relating to greenfield exploration targets compared to $12 million in 2022.

The Company reported $16 million in foreign exchange losses for the year ended December 31, 2023 compared to foreign exchange losses of $10 million in 2022 reflecting the weakening of the Namibian currency and the distribution of intercompany dividends from Mali.

For the year ended December 31, 2023, the Company's estimate of its share of its associates net income was approximately $20 million compared to $10 million in 2022. For the year ended December 31, 2023, this included an estimate of the Company's share of net income for Calibre of $20 million. The Company will update any differences in the first quarter of 2024.

For the year ended December 31, 2023, the Company recorded a $12 million provision for recognition of Otjikoto severance costs.

Other operating expenses for the year ended December 31, 2023 were $14 million, which included a $6 million for loss on recovery of input taxes and $2 million for exploration evaluation costs.

The Company reported $14 million in interest and financing expense for the year ended December 31, 2023 compared to $11 million in 2022. The increase was due to a $150 million drawdown of the RCF in the fourth quarter of 2023.

For the year ended December 31, 2023, the Company recorded interest income of $19 million compared to $12 million in 2022 due to higher interest rates earned on its cash balances in 2023.

The Company reported a loss on change in fair value of the gold stream obligation of $12 million for the year ended December 31, 2023 resulting from changes in long-term gold prices and interest rates.
For the year ended December 31, 2023, the Company recorded derivative gains of $5 million compared to derivative gains of $19 million in 2022. The gains were driven by fuel forward contracts derivative instruments and consisted of net unrealized losses of $5 million (2022 - net unrealized losses of $10 million) and realized gains of $10 million (2022 - realized gains of $29 million).

Other non-operating expense for the year ended December 31, 2023 was $4 million compared to an other non-operating income for the year ended December 31, 2022 of $8 million. The non-operating income for the year ended December 31, 2022 mainly consisted of a dilution gain on investment in Calibre of $6 million following dilution of the Company's investment in Calibre from 33% to 25% as a result of Calibre's acquisition of Fiore Gold Ltd., which closed in January 2022.

Current income tax, withholding and other taxes

For the year ended December 31, 2023, the Company recorded a net current income, withholding and other taxes expense of $290 million compared to $248 million in 2022, consisting of current income tax of $227 million (2022 - $186 million), the 10% priority dividend to the State of Mali of $36 million (2022 - $36 million) and withholding tax (on intercompany dividends/management fees) of $27 million (2022 - $26 million). The priority dividend is accounted for as an income tax in accordance with IAS 12, Income Taxes. Compared to 2022, current income and other tax expense for the year ended December 31, 2023 was $42 million higher mainly as a result of higher income in Otjikoto in 2023. For the year ended December 31, 2023, the Company recorded a deferred income tax recovery of $11 million compared to a deferred income tax recovery of $4 million in 2022. The changes in the deferred tax recovery were due to: $39 million lower deferred tax expense from foreign exchange effects due to strengthening of foreign currencies in Mali and Colombia as compared to a weakening in 2022, $42 million higher deferred tax expense due to higher expected dividends in excess of net income of foreign subsidiaries in the future and $10 million greater deferred tax recovery from temporary differences between accounting and taxable income mainly due to the deferred income tax recovery generated from the Fekola Complex impairment charge. The effective tax rate was much higher for 2023 than 2022 mainly due to the impairment of the Fekola Complex and Gramalote which resulted in small deferred tax recoveries relative to the amount of impairments due to deferred tax assets not recognized and certain permanent tax differences on the original acquisition of the assets when no deferred income tax liability was recorded.

For the year ended December 31, 2023, the Company generated net income of $42 million compared to $287 million in 2022, and net income attributable to the shareholders of the Company of $10 million ($0.01 per share) compared to $253 million ($0.24 per share) in 2022. Adjusted net income attributable to the shareholders of the Company (refer to “Non-IFRS Measures”) for the year ended December 31, 2023 was $347 million ($0.28 per share) compared to $264 million ($0.25 per share) in 2022. Adjusted net income for the year ended December 31, 2023 excluded impairment of long-lived assets of $304 million, the write-down of mining interests of $20 million, unrealized losses on derivative instruments of $5 million, change in fair value of gold stream of $12 million and deferred income tax recovery of $9 million.

Cash flow provided by operating activities was $714 million for the year ended December 31, 2023 compared to $596 million during 2022, an increase of $118 million. The increase reflects higher revenues of $202 million and lower non-cash working capital outflows for the year ended December 31, 2023, partially offset by higher long-term value added tax receivable outflows of $27 million, higher long-term inventory outflows of $19 million and lower realized gains on fuel derivatives of $20 million. During the year ended December 31, 2023 the Company paid $239 million (2022 - $239 million) of current income tax, withholding and other taxes in cash, including $54 million related to 2022 outstanding tax liability obligations. Based on current assumptions, including an average gold price of $1,800 per ounce for 2024, the Company is forecasting to make total cash income tax payments for current income tax, withholding and other taxes in 2024 of approximately $187 million.

B2Gold continues to maintain a strong financial position and liquidity. At December 31, 2023, the Company had cash and cash equivalents of $307 million compared to cash and cash equivalents of $652 million at December 31, 2022. Working capital (defined as current assets less current liabilities) at December 31, 2023 was $397 million compared to $802 million at December 31, 2022. During the year ended December 31, 2023, the Company drew down $150 million on the RCF with $550 million remaining available for future draw downs. Subsequent to December 31, 2023, the Company utilized a portion of the proceeds from the $500 million Gold Prepay completed in January 2024 to repay the $150 million balance drawn on the RCF, leaving the full amount of $700 million available for future draw downs.

Fourth quarter 2023 and 2022

Revenue

For the fourth quarter of 2023, consolidated gold revenue was $512 million on sales of 256,921 ounces at an average realized gold price of $1,993 per ounce, compared to $592 million on sales of 339,355 ounces at an average realized gold price of $1,746 per ounce in the fourth quarter of 2022. The fourth quarter decrease in gold revenue of 14% ($80 million) was due to a 24% decrease in gold ounces sold (mainly due to the lower gold production), partially offset by a 14% increase in the average realized gold price.

In the fourth quarter of 2023, the Fekola Mine accounted for $256 million (fourth quarter of 2022 - $415 million) of gold revenue from the sale of 128,321 ounces (fourth quarter of 2022 - 237,800 ounces), the Masbate Mine accounted for $107 million (fourth quarter of 2022 - $94 million) of gold revenue from the sale of 53,500 ounces (fourth quarter of 2022 - 53,865 ounces), the Otjikoto Mine accounted for $149 million (fourth quarter of 2022 - $83 million) of gold revenue from the sale of 75,100 ounces (fourth quarter of 2022 - 47,690 ounces).

Production and operating costs
In the fourth quarter of 2023, B2Gold’s consolidated gold production was 270,611 ounces, 9% (21,312 ounces) higher than budget but, as expected, 23% (82,158 ounces) lower than the fourth quarter of 2022. The Company's three mines all exceeded budget in the fourth quarter of 2023. The Company’s total gold production for the fourth quarter of 2023 was 288,665 ounces (including 18,054 ounces of attributable production from Calibre).
In the fourth quarter of 2023, consolidated cash operating costs (refer to "Non-IFRS Measures") were $611 per gold ounce produced ($640 per gold ounce sold), in line with budget and 39% higher than 2022. Including estimated attributable results for Calibre, cash operating costs for the fourth quarter of 2023 were $633 per gold ounce produced ($661 per gold ounce sold), in line with budget and 35% higher than the fourth quarter of 2022. Consolidated cash operating costs for the fourth quarter of 2023 were higher than the fourth quarter of 2022 as a result of record gold production in the fourth quarter of 2022.
Consolidated all-in sustaining costs (refer to "Non-IFRS Measures") for the fourth quarter of 2023 were $1,264 per gold ounce sold, in line with the budget of $1,231 per gold ounce sold but higher than $876 per gold ounce sold for the fourth quarter of 2022. Including estimated attributable results for Calibre, all-in sustaining costs for the fourth quarter of 2023 were $1,257 per gold ounce sold compared to a budget of $1,231 per gold ounce sold and $892 per gold ounce sold for the fourth quarter of 2022.
Depreciation and depletion

Depreciation and depletion expense included in total cost of sales was $109 million in the fourth quarter of 2023 compared to $131 million in the fourth quarter of 2022. The 17% decrease in depreciation expense was primarily due to a 24% decrease in the gold ounces sold partially offset by a 10% increase in the depreciation charge per ounce of gold sold. The increase in the depreciation charge per gold ounce sold was a result of higher depreciation related to the Otjikoto underground development.
Royalties and production taxes
Royalties and production taxes included in total cost of sales were $33 million for the fourth quarter of 2023 compared to $42 million in the fourth quarter of 2022. The 21% decrease in royalties and production taxes resulted mainly from a 24% decrease in gold ounces sold, a change in the sales mix in the fourth quarter of 2023 to include proportionately fewer ounces sold from the Fekola Mine compared to the fourth quarter of 2022, resulting in an overall lower effective royalty rate for the quarter, partially offset by a 14% increase in the average realized gold price in the fourth quarter of 2023.
Other
G&A for the fourth quarter of 2023 of $21 million was in line with 2022.
Share-based payment expense for the fourth quarter of 2023 was $5 million, in line with the fourth quarter of 2022.
For the fourth quarter of 2023, the Company recorded impairment charges totalling $206 million on the Fekola Complex. The net impairment charge for the Fekola Complex was $192 million (pre-tax $206 million less $14 million deferred income tax recovery).
In the fourth quarter of 2023, the Company recorded a $3 million write-down of mineral property interests relating to greenfield exploration targets.
For the fourth quarter of 2023, the Company's estimate of its share of Calibre's and BeMetals' net income was approximately $2 million compared to $1 million in the fourth quarter of 2022. The Company will update any differences in the first quarter of 2024.

The Company reported $5 million in interest and financing expense for the fourth quarter of 2023 compared to $3 million in the fourth quarter of 2022. The increase is due to the drawdown of the RCF in the fourth quarter of 2023.

For the fourth quarter 2023, the Company recorded interest income of $3 million compared to $4 million in the fourth quarter of 2022 due to lower cash balances in the fourth quarter of 2023.

The Company reported a loss on change in fair value of the gold stream obligation of $19 million for the fourth quarter of 2023 resulting from changes in long-term gold prices and interest rates.
For the fourth quarter of 2023, the Company recorded a net current income, withholding and other taxes expense of $74 million compared to $107 million in the fourth quarter of 2022, consisting of current income tax of $64 million (fourth quarter of 2022 - $87 million), the 10% priority dividend to the State of Mali of $8 million (fourth quarter of 2022 - $18 million) and withholding tax (on dividends from subsidiaries/intercompany interest/management fees) of $2 million (fourth quarter of 2022 - $2 million). The priority dividend is accounted for as an income tax in accordance with IAS 12, Income Taxes. Compared to the fourth quarter of 2022, current income tax expense for the fourth quarter of 2023 was lower mainly as a result of lower profit from Fekola than in the fourth quarter of 2022, which was only partially offset by higher taxable income at Otjikoto and Masbate. For the fourth quarter of 2023, the Company recorded a deferred income tax recovery of $13 million compared to a deferred income tax recovery of $48 million in the fourth quarter of 2022. The fourth quarter of 2023 deferred income tax recovery includes $28 million higher future withholding taxes, $12 million lower recovery for foreign exchange effects and $4 million greater recovery for temporary differences between accounting and taxable income which was primarily due to the Fekola impairment in the fourth quarter of 2023.

The Company generated a net loss for the fourth quarter of 2023 of $117 million compared to net income of $176 million for the fourth quarter of 2022 and the Company generated net loss attributable to the shareholders of the Company of $113 million (loss of $0.09 per share) for the fourth quarter of 2023 compared to net income attributable to the shareholders of the Company of $158 million ($0.15 per share) in the fourth quarter of 2022. Adjusted net income attributable to shareholders of the Company (refer to “Non-IFRS Measures”) for the fourth quarter of 2023 was $91 million ($0.07 per share) compared to $121 million ($0.11 per share) in the fourth quarter of 2022. Adjusted net income in the fourth quarter of 2023 excluded the impairment of long-lived assets of $188 million, write-down of mining interests of $3 million, unrealized losses on derivative instruments of $4 million, change in fair value of gold stream obligation of $19 million and deferred income tax recovery of $11 million.

REVIEW OF MINING OPERATIONS AND DEVELOPMENT PROJECTS
Fekola Mine - Mali

	Three months ended		Year ended
	December 31		December 31
	2023	2022	2023	2022

Gold revenue ($ in thousands)	255,509	415,121	1,143,781	1,067,482
Gold sold (ounces)	128,321	237,800	588,460	599,600
Average realized gold price ($/ounce)	1,991	1,746	1,944	1,780
Tonnes of ore milled	2,419,637	2,469,924	9,408,400	9,376,096
Grade (grams/tonne)	1.99	3.31	2.13	2.14
Recovery (%)	93.4	92.8	92.3	92.9
Gold production (ounces)	143,010	244,014	590,243	598,661
Production costs ($ in thousands)	82,921	85,053	333,215	326,529
Cash operating costs(1) ($/gold ounce sold)	646	358	566	545
Cash operating costs(1) ($/gold ounce produced)	605	348	572	537
Total cash costs(1) ($/gold ounce sold)	809	495	729	684
All-in sustaining costs(1) ($/gold ounce sold)	1,444	708	1,194	867
Capital expenditures ($ in thousands)	87,830	48,843	298,942	117,622
Exploration ($ in thousands)	2,022	1,366	3,728	15,214
(1)Non-IFRS measure. For a description of how these measures are calculated and a reconciliation of these measures to the most directly comparable measures specified, defined or determined under IFRS and presented in the Company’s financial statements, refer to “Non-IFRS Measures”.

The Fekola Mine in Mali (owned 80% by the Company and 20% by the State of Mali) was a strong performer in 2023, producing 590,243 ounces of gold, near the midpoint of the annual guidance range for the Fekola Complex4 of 580,000 to 610,000 ounces and 1% (8,418 ounces) lower compared to 2022. For the year ended December 31, 2023, mill feed grade was 2.13 g/t compared to budget
4 Fekola Complex is comprised of Fekola Mine (Medinandi permit hosting the Fekola and Cardinal zones) and Fekola Regional (Anaconda Area (Bantako, Menankoto and Bakolobi permits) and Dandoko permit).

of 2.20 g/t and 2.14 g/t in 2022; mill throughput was 9.41 million tonnes (an annual record) compared to budget of 9.00 million tonnes and 9.38 million tonnes in 2022; and gold recovery averaged 92.3% compared to budget of 93.4% and 92.9% in 2022. In the fourth quarter of 2023, the Fekola Mine in Mali produced 143,010 ounces of gold, 14% (18,010 ounces) higher than budgeted and 41% (101,004 ounces) lower compared to the fourth quarter of 2022, largely due to the exceptionally high grade ore processed from Fekola Phase 6 pit during the fourth quarter of 2022. During the fourth quarter of 2023, the Fekola processing facilities continued to outperform budget as a result of continued favorable ore fragmentation and continued optimization of the grinding circuit. For the fourth quarter of 2023, mill feed grade was 1.99 g/t compared to budget of 1.79 g/t and 3.31 g/t in the fourth quarter of 2022; mill throughput was 2.42 million tonnes compared to budget of 2.33 million tonnes and 2.47 million tonnes in the fourth quarter of 2022; and gold recovery averaged 93.4% compared to budget of 93.6% and 92.8% in the fourth quarter of 2022. Mined ore tonnage and grade continue to reconcile well with the Fekola resource model.

For the year ended December 31, 2023, the Fekola Mine's cash operating costs (refer to “Non-IFRS Measures”) of $572 per ounce produced ($566 per gold ounce sold) were at the lower end of the Fekola Complex's guidance range of between $565 to $625 per ounce and $35 (7%) per ounce produced higher than in 2022. Fekola’s cash operating costs for the fourth quarter of 2023 were $605 per gold ounce produced ($646 per gold ounce sold), 10% lower than the budget of $672 per gold ounce produced and higher than the $348 per gold ounce produced for the fourth quarter of 2022. For the fourth quarter of 2023, cash operating costs per ounce produced were higher compared to the fourth quarter of 2022 mainly due to the record quarterly gold production experienced in the fourth quarter of 2022.

All-in sustaining costs (refer to “Non-IFRS Measures”) for the Fekola Mine for the year ended December 31, 2023 were $1,194 per gold ounce sold, higher than the original guidance range of between $1,085 and $1,145 per ounce but near the low end of the revised guidance of $1,175 to $1,235 per ounce. For the year ended December 31, 2022, all-in sustaining costs were $867 per gold ounce sold. All-in sustaining costs for the year ended December 31, 2023 were within the Fekola Mine's revised guidance range and higher than the year ended December 31, 2022 as a result of additional sustaining capital expenditures during 2023 compared to 2022. All-in sustaining costs for the fourth quarter of 2023 were $1,444 per gold ounce sold compared to a budget of $1,427 per gold ounce sold and $708 per gold ounce sold in the fourth quarter of 2022. As with the full year 2023, all-in sustaining costs per ounce for the fourth quarter of 2023 reflect significantly higher capital expenditures compared to the fourth quarter of 2022.

Capital expenditures for the year ended December 31, 2023 totalled $299 million, primarily consisting of $80 million for deferred stripping, $84 million for mobile equipment purchases and rebuilds, $39 million for tailings storage facility expansion and equipment, $39 million for the development of the Fekola underground mine, $18 million for the expansion of the solar power plant, $12 million site general capital, $12 million for other mining sustaining capital, $10 million for process and power plant, and $5 million for Bantako road construction. Capital expenditures in the fourth quarter of 2023 totalled $88 million, primarily consisting of $24 million for deferred stripping, $18 million for mobile equipment purchases and rebuilds, $16 million for tailings storage facility expansion and equipment, $14 million for the development of the Fekola underground mine, $7 million for the expansion of the solar power plant, $5 million site general capital and $3 million for other mining sustaining capital.

The Fekola Complex in Mali is expected to produce between 470,000 and 500,000 ounces of gold in 2024 at cash operating costs of between $835 and $895 per ounce and all-in sustaining costs of between $1,420 and $1,480 per ounce. The Fekola Complex’s total 2024 gold production is anticipated to decrease relative to 2023, predominantly due to lower production at the Fekola Complex as a result of the delay in receiving an exploitation license for Fekola Regional. Receipt of mining permit for the Fekola Regional licenses remains outstanding pending finalization of an implementation decree for the new 2023 Mining Code by the State of Mali. No production is forecast from Fekola Regional in the Company's 2024 guidance with production now expected to commence at the beginning of 2025. If an exploitation license for Fekola Regional is received in the first half of 2024, there is potential for 2024 Fekola Complex production to be supplemented with up to 18,000 ounces of higher-grade ore from Fekola Regional. B2Gold recently held meetings with the representatives of the Government of Mali regarding the 2023 Mining Code. The Government of Mali assisted the Company in clarifying the application of the 2023 Mining Code to existing and future projects in Mali, and also expressed their desire for B2Gold to rapidly progress the development of Fekola Regional and committed to assisting the Company in such development.

The haul road from Bantako North to Fekola is complete and construction of the mining infrastructure (warehouse, workshop, fuel depot, and offices) is on schedule and will be completed in the first quarter of 2024. Mining operations will commence upon receipt of an exploitation license, with gold production approximately three months after commencement.

Fekola is expected to process 9.4 million tonnes of ore during 2024 at an average grade of 1.77 g/t gold with a process gold recovery of 90.9%. Gold production is expected to be evenly weighted between the first half of 2024 and the second half of 2024. In the second half of 2024, gold production is weighted approximately 40% to the third quarter and approximately 60% to the fourth quarter.

The expected increase in Fekola’s all-in sustaining costs for 2024 relative to 2023 reflects the expected decrease in production at Fekola in 2024 due to the delay in receiving an exploitation license for Fekola Regional (no production for Fekola Regional assumed in 2024), and higher sustaining capital expenditures. Capital expenditures in 2024 at the Fekola Complex are expected to total approximately $309 million, of which approximately $202 million is classified as sustaining capital expenditures and $107 million is classified as non-sustaining expenditures. Sustaining capital expenditures are anticipated to include $80 million for deferred stripping, $45 million for ongoing construction of the new TSF (expected to be completed in the second quarter of 2025), $39 million for new and replacement Fekola mining equipment, including capitalized rebuilds, and $19 million for the expansion of the Fekola solar plant (expected to be completed in the third quarter of 2024). Non-sustaining capital expenditures are anticipated to include $64 million for underground mine development and $43 million for mine development and infrastructure at Fekola Regional.

Masbate Mine – Philippines

	Three months ended		Year ended
	December 31		December 31
	2023	2022	2023	2022

Gold revenue ($ in thousands)	107,063	94,010	372,902	384,714
Gold sold (ounces)	53,500	53,865	190,800	214,015
Average realized gold price ($/ounce)	2,001	1,745	1,954	1,798
Tonnes of ore milled	2,077,503	2,043,931	8,302,075	7,929,094
Grade (grams/tonne)	0.90	1.08	0.97	1.11
Recovery (%)	77.0	68.3	74.5	74.9
Gold production (ounces)	46,490	48,687	193,502	212,728
Production costs ($ in thousands)	43,733	47,228	160,952	177,705
Cash operating costs(1) ($/gold ounce sold)	817	877	844	830
Cash operating costs(1) ($/gold ounce produced)	910	872	859	817
Total cash costs(1) ($/gold ounce sold)	933	984	966	937
All-in sustaining costs(1) ($/gold ounce sold)	1,118	1,187	1,143	1,104
Capital expenditures ($ in thousands)	9,195	9,620	30,142	39,528
Exploration ($ in thousands)	1,067	1,648	3,808	4,759

(1)Non-IFRS measure. For a description of how these measures are calculated and a reconciliation of these measures to the most directly comparable measures specified, defined or determined under IFRS and presented in the Company’s financial statements, refer to “Non-IFRS Measures”.

The Masbate Mine in the Philippines continued its strong operational performance in 2023, producing 193,502 ounces of gold, exceeding the upper end of its guidance range of 170,000 to 190,000 ounces. Masbate's 2023 annual gold production was 9% (19,226 ounces) lower compared to 2022, mainly resulting from the planned processing of lower grade ore in 2023, partially offset by higher mill throughput. Gold recoveries for 2023 were in-line with those of 2022 (74.5% for 2023 versus 74.9% for 2022). Average 2023 gold recoveries were equal to the budget despite processing a higher percentage of sulphide and transitional ore as compared to budget. Masbate's mill throughput was above budget in 2023 due to the effects of continued improvements to optimization of mill operations and blending of mill feed. Mined ore tonnage and grade continue to reconcile well with the Masbate resource model. For the year ended December 31, 2023, mill feed grade was 0.97 g/t compared to budget of 0.96 g/t and 1.11 g/t in 2022; mill throughput was a record 8.30 million tonnes compared to budget of 7.84 million tonnes and 7.93 million tonnes in 2022; and gold recovery averaged 74.5% compared to budget of 74.5% and 74.9% in 2022. In the fourth quarter of 2023, Masbate produced 46,490 ounces of gold, in line with budget. Lower ore gold grade during the fourth quarter of 2023 was offset by higher than budgeted mill throughput. Fourth quarter of 2023 mill feed grade was 0.90 g/t compared to budget of 0.95 g/t and 1.08 g/t in the fourth quarter of 2022; mill throughput was 2.08 million tonnes compared to budget of 1.95 million tonnes and 2.04 million tonnes in the fourth quarter of 2022; and gold recovery averaged 77.0% compared to budget of 76.1% and 68.3% in the fourth quarter of 2022. Fourth quarter of 2023 gold production was lower by 5% (2,197 ounces) compared to the fourth quarter of 2022 due to lower processed ore grade, partially offset by higher gold recoveries and higher mill throughput. Processed ore grade was lower in the fourth quarter of 2023 (compared to the fourth quarter of 2022) due to the planned mining of additional lower grade ore during the fourth quarter of 2023. Gold recoveries for processed ore were higher in the fourth quarter of 2023 (compared to the fourth quarter of 2022) due to the processing of ore from areas of the Main Vein pit with more favorable gold recovery characteristics as compared to 2022.

The Masbate Mine’s cash operating costs (refer to “Non-IFRS Measures”) of $859 per ounce produced for the year ended December 31, 2023 ($844 per gold ounce sold) were at the low end of the revised guidance range of between $855 to $915 per ounce and well below the original guidance range of between $985 to $1,045 per ounce. Cash operating costs per gold ounce produced for the year ended December 31, 2023 were below budget primarily due to lower than budgeted mining and processing costs resulting from lower than budgeted diesel and heavy fuel oil cost and higher than budgeted gold production. Cash operating costs per ounce produced for the year ended December 31, 2023 were 5% higher than the year ended December 31, 2022 mainly as a result of lower gold production in 2023. The Masbate Mine's cash operating costs for the fourth quarter of 2023 were $910 per gold ounce produced ($817 per gold ounce sold) which was $71 per ounce produced lower than budget and $38 per ounce produced higher than the fourth quarter of 2022. The lower cash operating costs per gold ounce produced in the fourth quarter of 2023 compared to budget were largely the result of lower than budgeted fuel prices and higher than budgeted gold production. Cash operating costs per gold ounce produced for the fourth quarter of 2023 were higher than the fourth quarter of 2022, mainly the result of processing lower grade ore in the fourth quarter of 2023 compared to the fourth quarter of 2022.

All-in sustaining costs (refer to “Non-IFRS Measures”) for the Masbate Mine were $1,143 per gold ounce sold for the year ended December 31, 2023, well below the lower end of its guidance range of between $1,370 and $1,430 per ounce sold (and below its revised guidance range of between $1,155 and $1,215 per ounce sold) and higher than the $1,104 per gold ounce sold for the year ended December 31, 2022. All-in sustaining costs for the year ended December 31, 2023 were lower than the guidance range as a result of higher than budgeted gold ounces sold, lower than budgeted cash operating costs described above and lower than budgeted sustaining capital expenditures. All-in sustaining costs for the fourth quarter of 2023 were $1,118 per gold ounce sold compared to a budget of $1,339 per gold ounce sold and $1,187 per gold ounce sold in the fourth quarter of 2022. All-in sustaining costs for the fourth quarter of 2023 were well below budget as a result of higher than budgeted gold ounces sold and lower than budgeted cash operating costs described above.

Capital expenditures totalled $30 million in 2023, primarily consisting of mobile equipment rebuilds and purchases of $17 million, $3 million for the completion of a new powerhouse generator and other powerhouse engine rebuilds, $2 million in deferred stripping, $2 million for TSF projects and $2 million for capitalized mill maintenance. Capital expenditures for the fourth quarter of 2023 totalled $9 million, primarily consisting of $5 million for mobile equipment rebuilds and purchases, $1 million for capitalized mill maintenance, $1 million for powerhouse rebuilds and $1 million for the tailings storage facility.

The Masbate Mine in the Philippines is expected to produce between 170,000 and 190,000 ounces of gold in 2024 at cash operating costs of between $945 and $1,005 per ounce and all-in sustaining costs of between $1,300 and $1,360 per ounce. Gold production is scheduled to be relatively consistent throughout 2024. For 2024, Masbate is expected to process 7.9 million tonnes of ore at an average grade of 0.93 g/t with a process gold recovery of 76.0%. Mill feed will be a blend of mined fresh ore and low-grade ore stockpiles.

Capital expenditures for 2024 at Masbate are expected to total $49 million, of which approximately $33 million is classified as sustaining capital expenditures and $16 million is classified as non-sustaining capital expenditures. Sustaining capital expenditures are anticipated to include $16 million for mining and mobile equipment replacement and rebuilds, $6 million for deferred stripping, $6 million for process plant and $3 million for tailing storage facility expansion. Non-sustaining capital expenditures are anticipated to include $16 million for land acquisition and mine development.

Otjikoto Mine - Namibia

	Three months ended		Year ended
	December 31		December 31
	2023	2022	2023	2022

Gold revenue ($ in thousands)	149,402	83,337	417,589	280,394
Gold sold (ounces)	75,100	47,690	214,800	155,540
Average realized gold price ($/ounce)	1,989	1,747	1,944	1,803
Tonnes of ore milled	888,561	839,599	3,443,308	3,412,960
Grade (grams/tonne)	2.88	2.25	1.91	1.50
Recovery (%)	98.5	98.8	98.6	98.5
Gold production (ounces)	81,111	60,068	208,598	161,614
Production costs ($ in thousands)	37,752	27,278	122,030	122,292
Cash operating costs(1) ($/gold ounce sold)	503	572	568	786
Cash operating costs(1) ($/gold ounce produced)	451	465	585	769
Total cash costs(1) ($/gold ounce sold)	582	642	646	858
All-in sustaining costs(1) ($/gold ounce sold)	816	965	984	1,161
Capital expenditures ($ in thousands)	14,797	19,521	61,063	79,096
Exploration ($ in thousands)	1,410	1,201	3,863	3,476
(1)Non-IFRS measure. For a description of how these measures are calculated and a reconciliation of these measures to the most directly comparable measures specified, defined or determined under IFRS and presented in the Company’s financial statements, refer to “Non-IFRS Measures”.

The Otjikoto Mine in Namibia, in which the Company holds a 90% interest, had a strong finish to 2023 and produced an annual record of 208,598 ounces of gold, at the upper end of the guidance range of 190,000 to 210,000 ounces for 2023 and 29% (46,984 ounces) higher compared to 2022, mainly due to improved processed grade as a result of higher grade ore mined from the Wolfshag underground mine. For the year ended December 31, 2023, mill feed grade was 1.91 g/t compared to budget of 1.87 g/t and 1.50 g/t in 2022; mill throughput was 3.44 million tonnes compared to budget of 3.40 million tonnes and 3.41 million tonnes in 2022; and gold recovery averaged 98.6% compared to budget of 98.0% and 98.5% in 2022. In the fourth quarter of 2023, the Otjikoto Mine produced a quarterly record of 81,111 ounces of gold which was 3% (2,239 ounces) above budget and 35% (21,043 ounces) higher than the fourth quarter of 2022 mainly due to improved processed grade as a result of higher grade ore mined from the Wolfshag underground mine. For the fourth quarter of 2023, mill feed grade was 2.88 g/t compared to budget of 2.92 g/t and 2.25 g/t in the fourth quarter of 2022; mill throughput was 0.89 million tonnes compared to budget of 0.86 million tonnes and 0.84 million tonnes in the fourth quarter of 2022; and gold recovery averaged 98.5% compared to budget of 98.0% and 98.8% in the fourth quarter of 2022.

As of the beginning of 2023, the Probable Mineral Reserve estimate for the Wolfshag deposit included 203,000 ounces of gold in 1.1 million tonnes of ore at an average grade of 5.55 g/t gold. Open pit mining operations at the Otjikoto Mine are scheduled to ramp down in 2024 and conclude in 2025, while processing operations will continue until 2031, when economically viable stockpiles are forecast to be exhausted. Underground operations are currently projected to continue until 2026 with potential to extend underground operations if the ongoing current underground exploration program is successful in identifying additional underground deposits.

On January 31, 2024, the Company announced positive exploration drilling results from the Antelope deposit at the Otjikoto Mine. The Antelope deposit, comprised of the Springbok Zone, the Oryx Zone, and a possible third structure, Impala, subject to further confirmatory drilling, is located approximately 3 km south of the Otjikoto open pit. The Antelope deposit has the potential to be developed as an underground mining operation, which could complement the expected processing of low grade stockpiles at the Otjikoto mill from 2026 to 2031.

The Otjikoto Mine's cash operating costs (refer to “Non-IFRS Measures”) for the year ended December 31, 2023 were $585 per gold ounce produced ($568 per gold ounce sold), within its revised guidance range of between $545 to $605 per ounce produced (and below its original guidance range of $590 to $650 per ounce produced). Cash operating costs per ounce produced for the year ended December 31, 2023 were below the original guidance range as a result of higher than budgeted gold ounces produced and lower operating costs due to a weaker than budgeted Namibian dollar. For the fourth quarter of 2023, the Otjikoto Mine's cash operating costs were $451 per gold ounce produced ($503 per ounce gold sold), compared to a budget of $343 per ounce produced. Higher than budget cash operating costs per ounce produced for the fourth quarter of 2023 were driven by net decreases in stockpiled ore from open pits and underground. Cash operating costs per ounce produced for the fourth quarter of 2023 and the year ended December 31, 2023 were 3% and 24% lower, respectively, than the fourth quarter of 2022 and the year ended December 31, 2022, respectively, mainly as a result of higher ounces produced in 2023 and a weaker Namibian dollar.

All-in sustaining costs (refer to “Non-IFRS Measures”) for the Otjikoto Mine for the year ended December 31, 2023 were $984 per gold ounce sold, within its revised guidance range of $950 to $1,010 per ounce sold (and well below its original guidance range of between $1,080 and $1,140 per ounce sold) and lower compared to $1,161 per gold ounce sold in 2022. All-in sustaining costs for the year ended December 31, 2023 were below the low end of its original guidance range as a result of higher than budgeted gold ounces sold, lower than budgeted cash operating costs described above and lower than budgeted sustaining capital expenditures primarily related to deferred stripping and underground development. All-in sustaining costs for the fourth quarter of 2023 were $816 per gold ounce sold compared to the budget of $727 per gold ounce sold and lower than $965 per gold ounce sold in the fourth quarter of 2022. All-in sustaining costs for the fourth quarter of 2023 were higher than budget as a result of higher than budgeted cash operating costs described above, lower than budgeted gold ounces sold partially offset by lower than budgeted capital expenditures.

Capital expenditures totalled $61 million in 2023, primarily consisting of $47 million for deferred stripping for the Otjikoto pit, $10 million for Wolfshag underground development and $2 million in mobile equipment rebuilds. Capital expenditures for the fourth quarter of 2023 totalled $15 million, primarily consisting of $10 million for deferred stripping for the Otjikoto pit and $3 million for Wolfshag underground development.

The Otjikoto Mine in Namibia is expected to produce between 180,000 and 200,000 ounces of gold in 2024 at cash operating costs of between $685 and $745 per ounce and all-in sustaining costs of between $960 and $1,020 per ounce. Gold production at Otjikoto is expected to be relatively consistent throughout 2024. Otjikoto is expected to process a total of 3.4 million tonnes of ore at an average grade of 1.77 g/t gold with a process gold recovery of 98.0%. Processed ore will be sourced from the Otjikoto pit and the Wolfshag underground mine, supplemented by existing medium and high-grade ore stockpiles.

Capital expenditures in 2024 at Otjikoto are expected to total $33 million, of which approximately $32 million is classified as sustaining capital expenditures and $1 million is classified as non-sustaining capital expenditures. Sustaining capital expenditures are anticipated to include $32 million for deferred stripping and deferred underground development.

Investment in Calibre

At December 31, 2023, B2Gold held approximately 24% of the total issued and outstanding Calibre common shares and equity accounts for this ownership interest. The market value of the Company's 24% common shareholding of Calibre at December 31, 2023 was $114 million. For the year ended December 31, 2023, the Company's estimate of its share of Calibre's net income based on publicly available information was approximately $20 million. For the fourth quarter of 2023, the Company's estimate of its share of Calibre's net income based on publicly available information was approximately $2 million. Calibre reported its fourth quarter and full year 2023 financial results on February 20, 2024. The Company will update any differences in the first quarter of 2024.

On January 24, 2024, Calibre completed its acquisition of Marathon Gold Corporation and issued 249,813,422 Calibre common shares, reducing B2Gold's ownership interest in Calibre to approximately 15%. As a result of the acquisition, Calibre acquired a 100% interest in the advanced-stage Valentine Gold Project in Newfoundland & Labrador.

Attributable share of Calibre production and costs

Based on Calibre's production press release dated January 9, 2024, consolidated production of Calibre for the year ended December 31, 2023 was 283,494 ounces of which the Company's attributable share was 68,717 ounces. Consolidated production of Calibre for the fourth quarter of 2023 was 75,482 ounces of which the Company's attributable share was 18,054 ounces.

The Company has assumed that the consolidated cash operating costs per ounce produced and all-in sustaining costs for Calibre for the year ended December 31, 2023 will be at the mid-point of the guidance ranges of approximately $960 to $1,060 per ounce and $1,175 to $1,275 per ounce, respectively. Consolidated cash operating costs per ounce produced and all-in sustaining costs for Calibre for the fourth quarter of 2023 reflect adjustments to record Calibre's actual first nine months of 2023 results.

In 2024, Calibre operations are forecast to produce between 275,000 and 300,000 ounces of gold. The Company’s expected share (15%) of attributable ounces produced, projected from Calibre, is between 40,000 and 50,000 ounces. Calibre’s cash operating costs are forecast to be between $1,000 and $1,100 per ounce and all-in sustaining costs are forecast to be between $1,275 and $1,375 per ounce.

Goose Project - Canada

On April 19, 2023, the Company completed the acquisition of Sabina, resulting in the Company acquiring Sabina’s 100% owned Back River Gold District located in Nunavut, Canada by issuing approximately 216 million common shares of B2Gold as consideration. The Back River Gold District consists of five mineral claims blocks along an 80 km belt. The most advanced project in the district, Goose, is fully permitted, construction has commenced, and has been de-risked with significant infrastructure currently in place. The Goose Project has an estimated two year construction period, which is expected to be completed in the first quarter of 2025. B2Gold’s management team has strong northern construction expertise and the experience to deliver the fully permitted Goose Project and the financial resources to develop the significant gold resource endowment at the Back River Gold District into a large, long life mining complex.

B2Gold recognizes that respect and collaboration with the KIA is central to the license to operate in the Back River Gold District and will continue to prioritize developing the project in a manner that recognizes Inuit priorities, addresses concerns and brings long-term socio-economic benefits to the Kitikmeot Region. B2Gold looks forward to continuing to build on its strong collaboration with the KIA and Kitikmeot communities. Additionally, B2Gold congratulates Nunavut Tunngavik Inc. and the Governments of Nunavut and Canada for reaching a landmark Nunavut Land and Resources Devolution Agreement. The signing of this agreement is an incredible milestone for Nunavummiut and all Canadians. With this agreement, Nunavummiut now have a greater role in the management of lands and resources across their vast territory. This will strengthen decision making and enhance socio-economic opportunities. B2Gold looks forward to advancing its relationships with Nunavummiut to continue to contribute to Nunavut’s growing resource economy.

Goose Project Construction Update Highlights

Construction at the Goose Project continues to progress on track, with the project remaining on schedule to pour gold in the first quarter of 2025. Concrete and steel works in the mill area to date are progressing ahead of schedule. Exterior cladding of the mill building and truck shop is complete, and cladding of the power house will start in the first quarter of 2024, allowing for work to continue through the colder months and remain on schedule. Additionally, the ball mill will be set in place in the first quarter of 2024, approximately four months ahead of schedule, and the focus will shift to piping, electrical and mechanical systems as materials begin to arrive via the WIR road from the MLA.

The 2023 WIR successfully brought required materials to complete building envelopes in 2023. Concrete, steel, and consumables required for construction were successfully transported to the Goose Project site on the WIR and are being installed at the construction site. Construction equipment including cranes, generators, welders, lifts, and tooling are in operation and being used for camp and workshop construction. Completion of the 2023 WIR successfully de-risked the development of future WIRs. Construction of the 2024 WIR is being finalized and is expected to be fully operational by February 23, 2024. All required materials will be transported from the MLA to the Goose Project site by the end of April 2024, keeping it on schedule for completion of construction by the first quarter of 2025.

Site construction is ongoing, led by the B2Gold in-house construction team, which has successfully managed five construction projects for B2Gold and its predecessor company Bema Gold. The B2Gold in-house construction team have successfully built the following projects on-time and on-budget over the past three decades: the Julietta and Kupol mines in Russia, the La Libertad mine in Nicaragua, the Otjikoto mine in Namibia, and the Fekola mine in Mali. The B2Gold in-house construction team is complemented by key personnel previously working on the project with Sabina.

Since closing of the acquisition of Sabina in April 2023, B2Gold has worked to integrate its in-house construction team with the Sabina team, as well as rescope the external contractors working on the Goose Project. Through these integration efforts and based on prior experience at B2Gold’s current operations, the Company's decision to move to an owner-operated construction model versus a fixed priced EPC contract for the construction of the process plant is expected to reduce costs and result in a mill with higher availability and lower sustaining capital requirements. Using B2Gold's owner-operated team also allows for flexibility in construction and the ability to prioritize construction activities as needed.

In addition, the B2Gold in-house purchasing team has identified significant savings by purchasing certain mobile equipment versus the ‘lease to own’ purchase model utilized by Sabina, and through lower negotiated pricing for certain reagents and consumables required for project construction and commissioning.

On June 23, 2023, the Company announced an initial capital expenditure estimate of C$800 million (excluding working capital), which was in line with B2Gold expectations since the Sabina acquisition announcement and reflects scope changes to further optimize the Goose Project. B2Gold had updated the construction budget to de-risk the project and construct a reliable and low operating cost mine. Sabina had incurred approximately C$340 million up to April 2023 leaving approximately C$460 million (approximately $350 million) expected to be spent by B2Gold from the date of acquisition and up to completion of construction in the first quarter of 2025. After completing a detailed review of the Goose Project design, materials, and construction schedule as part of the 2024 budgeting process, the Company has revised the total construction capital estimate from C$800 million to C$1,050 million. Most of the increase in the construction capital estimate relates to underestimated labour and site operating costs in the feasibility study, along with additional general inflationary impacts on construction materials, consumables, and transportation costs. In addition, a detailed review of the project design has identified deficiencies in project components including power generation and distribution, laboratory, piping, and controls and instrumentation, which are being corrected to deliver a reliable operation. In 2024, B2Gold expects to incur approximately C$280 million in construction capital costs. Future construction capital cost variance is expected to be minimal as over half of the construction capital costs to be incurred in 2024 are related to labour in order to bring the project close to commissioning by the end of the year, and all major components have been purchased or are under contract. In the fourth quarter of 2023 and post-acquisition to December 31, 2023, the Company incurred $126 million (C$171 million) and $282 million (C$381 million), respectively for construction activities at the Goose Project.

In addition, the net cost of open pit and underground development, deferred stripping, and sustaining capital expenditures to be incurred prior to first gold production is estimated at approximately C$200 million (including approximately C$125 million of direct mining costs related to open pit and underground development). The cost of these initiatives is primarily related to optimization changes in the underground mine plan as a result of switching the underground mining method to long-hole stoping and prioritizing ore from the Umwelt crown pillar area ahead of the zones below. It is anticipated that the increase in underground development costs will be offset during operations through lower sustainable operating costs than could be achieved with the cut-and-fill underground mining method. Additionally, B2Gold has elected to advance open pit mining of the Echo Pit, which is underway and will produce construction fill, stockpile ore and provide tailings storage capacity. Open pit mining of the Umwelt Pit is expected to commence in the first quarter of 2024 and will produce much of the commissioning ore as well as future tailings storage. In 2024, B2Gold expects to incur approximately C$170 million in open pit and underground development, deferred stripping, and sustaining capital expenditures.

In 2024, the Company will undertake a buildup of working capital over the Goose Project construction period up to the first quarter of 2025 in order to materially de-risk the execution of the production ramp-up phase and initial years of operation by including 2025 and certain 2026 consumables and sustaining capital equipment on the 2024 sealift. Areas of focus for working capital include: accelerated purchase and additional storage of diesel fuel to manage the requirements for operations in 2025 and part of 2026; critical inventory of consumables and spares for mining and processing to avoid the requirement for air transport; and development of open pit and underground ore stockpiles to provide a consistent and uninterrupted feed to the process plant. It is estimated that approximately C$205 million of fuel, reagents, and other working capital items will be purchased in 2024 to build up site inventory levels, which will substantially de-risk the project from operational and supply chain disruptions. Post-acquisition to December 31, 2023, $57 million of consumables inventory costs were incurred, including long-term consumables of $44 million.

Goose Project Infrastructure

Marine Laydown Area

Following the acquisition of Sabina, the MLA located on Bathurst Inlet, Nunavut was reorganized to maximize space for the 2023 sealift. Additionally, the fuel tank containment area at the MLA was enlarged to facilitate increased storage. The MLA has an approximately 70 person camp, a 3,000 foot gravel airstrip and heliport, and over 65,000 metres2 of outdoor storage area. The purchasing of materials and supplies needed to support the 2024 construction campaign has been completed and all materials provided to the ports for the 2023 sealift, which was completed successfully in mid-October 2023 with a total shipping volume of 90,000 metres cubed of dry cargo and 24,000,000 liters of arctic grade diesel fuel. This materially includes all planned sealift materials required for successful construction, commissioning, and mining of the Goose Project. Current activities at the MLA include maintenance and preparation of the WIR construction and haulage fleet and staging all materials for shipment on the WIR to the Goose site. Additional materials identified will need to be flown to site on an as-needed basis.

Accommodation Complex

Phase 1 of the accommodation complex opened in July 2023, including sleeping quarters, office area, medical center, gymnasium, kitchens, and water treatment. Phase 1 of the accommodation complex includes 310 beds at the permanent site location, which together with the 160 beds located at the existing exploration camp, provide the necessary accommodations to support accelerated construction, mining and exploration activities to ensure an on-time project completion. Phase 2 of the accommodation complex will further expand the permanent camp. Phase 2 materials are at the MLA and are ready for transport to the Goose Project site and will be integrated into the complex prior to the 2024 summer construction season.

Concrete and Steel Work

Over 2,000,000 kilograms of structural steel and approximately 500,000 kilograms of plate steel has arrived at site. Erection of the structural steel for the mill area, power house, and truck shop is well underway, and exterior cladding of the mill and reagent areas and truck shop are complete. Enclosure of these buildings has allowed for work to continue through the colder months and remain on schedule. The first concrete pour was completed in July 2023, with approximately 40% of the 2023 concrete foundations and pads complete within the mill area, powerhouse and truck shop as of September 30, 2023. Concrete and steel installations in the fourth quarter of 2023 focused on detailed mill plinths and structural supports in preparation for mill installation. Mill sole plates have been installed and grouted and the mill will be set in the first quarter of 2024, approximately four months ahead of schedule. Crews for installation of piping, electrical, and mechanical systems have been mobilized and will work within the enclosed workshops and buildings as the site ramps up to the peak 2024 construction season.

Airstrip

Earthworks necessary to extend the airstrip were completed in September 2023. The extension of the airstrip to 5,000 feet allows large capacity, fully loaded passenger planes to land at the Goose Project during the 2024 construction campaign. B2Gold expects that this will make employee and contractor rotations and supplying the project site from Edmonton significantly easier and will further de-risk the project.

Goose Project Mine Development

B2Gold made the decision to accelerate underground mining development to increase average gold production in the first five years to approximately 300,000 ounces per year. Open pit mining of the Echo Pit is underway and will produce construction fill, stockpile ore and provide tailings storage capacity. Open pit mining of the Umwelt Pit will commence later in the first quarter of 2024 and will produce much of the commissioning ore as well as future tailings storage. Underground development of the Umwelt deposit is also underway, currently at a depth of 142 vertical metres below surface. Breakthrough of the initial ventilation raise has been completed and development towards the ore zones is in progress with more than 2,100 metres of lateral development completed to date and primary headings within 300 metres of the Umwelt ore zone.

Goose Project Update Life of Mine Plan

The B2Gold technical team continues to analyze ways to optimize the Goose Project life of mine plan. Areas of optimization currently being studied include:

•Mining of the Umwelt crown pillar
◦The crown pillar between the Umwelt open pit and underground mining areas contains over 150,000 ounces of gold and was only partially included in prior production schedules.
◦Geotechnical and mine design and engineering is underway with the goal of mining and backfilling the crown pillar prior to completion of the Umwelt open pit.
•Underground mining method
◦The B2Gold engineering team has determined that most of the Umwelt underground mine can be mined effectively with long-hole stoping, which is expected to reduce costs and increase ore production rates versus development based mining methods.
•Renewable power generation
◦The Sabina team previously identified the potential for wind power generation, and studies are in progress by B2Gold to identify the best solution and to quantify the potential operational and cost impact to the Goose Project.

Subsequent to the completion of the acquisition of Sabina, B2Gold extinguished certain of Sabina’s construction financing obligations. The original Gold Metal Offtake Agreement ("Gold Offtake") between Sabina and Orion Mine Finance (“Orion”) allowed for the repurchase of 50% of the Gold Offtake in the event of a change of control for $31 million. Under the terms of the agreement with Orion, B2Gold paid a total purchase price of $63 million to retire the entire Gold Offtake. In addition, B2Gold has paid $3 million to retire the senior secured debt facility and gold prepay facility entered into between Orion and Sabina. After completion of the repurchase transactions, Orion no longer holds any security over the Goose Project or the Back River Gold District. The original Stream Agreement between Sabina and Wheaton Precious Metals (“Wheaton”) allowed for the repurchase of 33% of the gold stream on the Goose Project. Under the terms of the agreement with Wheaton, B2Gold paid a total purchase price of $46 million to retire 33% of the existing gold stream.

Fekola Complex - Fekola Mine and Fekola Regional Development

The Fekola Complex is comprised of the Fekola Mine (Medinandi permit hosting the Fekola and Cardinal pits and Fekola underground) and Fekola Regional (Anaconda Area (Bantako, Menankoto and Bakolobi permits) and the Dandoko permit).

Based on B2Gold's preliminary planning, the Anaconda Area could provide selective higher grade saprolite material (average annual grade of up to 2.2 g/t gold) to be trucked approximately 20 km and fed into the Fekola mill at a rate of up to 1.5 million tonnes per annum. Trucking of selective higher grade saprolite material from the Anaconda Area to the Fekola mill will increase the ore processed and has the potential to generate approximately 80,000 to 100,000 ounces of gold production per year from Fekola Regional sources. Receipt of a mining permit for the Fekola Regional licenses remains outstanding pending finalization of an implementation decree for the new 2023 Mining Code by the State of Mali. No production is forecast from Fekola Regional in the Company's 2024 guidance, with production now expected to commence at the beginning of 2025. If an exploitation license for Fekola Regional is received in the first half of 2024, there is potential for 2024 Fekola Complex production to be supplemented with up to 18,000 ounces of higher-grade ore from Fekola Regional. In addition, if the Company is successful in discovering additional sulphide ore across the Fekola Complex, the trucking of oxide ore from Fekola Regional to the Fekola mill may be able to be extended. B2Gold recently held meetings with the representatives of the Government of Mali regarding the 2023 Mining Code. The Government of Mali assisted the Company in clarifying the application of the 2023 Mining Code to existing and future projects in Mali, and also expressed their desire for B2Gold to rapidly progress the development of Fekola Regional and committed to assisting the Company in such development.

For the fourth quarter of 2023 and the year ended December 31, 2023, the Company invested $10 million and $56 million, respectively, in the development of Fekola Regional (Anaconda Area) saprolite mining including road construction, mine infrastructure, and mining equipment. For 2023, the Company had budgeted a total of $63 million for Fekola Regional development. The haul road from Bantako North to Fekola is complete and construction of the mining infrastructure (warehouse, workshop, fuel depot, and offices) is on schedule and will be completed in the first quarter of 2024.

Gramalote Project - Colombia

On September 14, 2023, the Company entered into a purchase agreement with AngloGold to acquire AngloGold’s 50% stake in the Gramalote Project. Upon completion of the Gramalote Transaction, which occurred on October 5, 2023, B2Gold now owns 100% of the Gramalote Project.

Under the terms of the Gramalote Transaction, the purchase price will be paid in cash and consist of the following payments to AngloGold based on, and contingent upon, certain milestones:

•$20 million was paid upon closing of the Gramalote Transaction;
•$10 million upon B2Gold announcing a construction decision at the Gramalote Project;
•$10 million upon commercial production at the Gramalote Project, contingent on commercial production beginning within five years of closing of the Gramalote Transaction. If commercial production does not commence within five years of closing of the Gramalote Transaction, this payment will not be made;
•$10 million on the first anniversary of commercial production at the Gramalote Project; and
•$10 million on the second anniversary of commercial production at the Gramalote Project.

The acquisition of the remaining 50% of the Gramalote Project immediately adds to B2Gold’s consolidated Mineral Resource base and significantly increases the Company’s exposure to the upside from the potential development of the Gramalote Project, while still providing ongoing exposure to AngloGold through the contingent payments, which make up the majority of the purchase price. The Gramalote Transaction is in line with B2Gold’s strategy of executing on accretive opportunities, increasing Mineral Reserves and Resources and continuing to advance development projects.

The acquisition of AngloGold's 50% share of the Gramalote Project was considered to be an impairment indicator for the Company's existing 50% of the Gramalote Project under IFRS 6, Exploration and evaluation of mineral resources, for the year ended December 31, 2023, resulting in an impairment charge of $112 million.

The Gramalote Transaction now consolidates the Gramalote Project under one owner, providing additional optionality to analyze lower capital intensity, higher-return development opportunities for the Gramalote Project. Historically, the Gramalote Project has been advanced under a joint venture between B2Gold and AngloGold, which has led to analyzing the project on a larger scale basis to provide meaningful production growth to both companies. Under a single owner, different development opportunities will be assessed with the goal of delineating a project that maximizes the return for B2Gold as sole owner of the Gramalote Project.

B2Gold's in-house projects team has commenced work on various smaller scale project development plans for the Gramalote Project, with the goal of identifying a higher-return project than the previously contemplated joint venture development plan. Based on the results of the 2022 Gramalote feasibility study, the contemplated larger scale project did not meet the combined investment return thresholds for development by both B2Gold and AngloGold. B2Gold conducted a detailed review of the Gramalote Project, including the facility size and location, power supply, mining and processing options, tailings design, resettlement, potential construction sequencing and camp design to identify potential cost savings to develop a smaller scale project. The results of the review allowed the Company to determine the optimal parameters and assumptions for a formal study, which commenced in the fourth quarter of 2023, with the goal of completing an initial preliminary economic assessment by the end of the second quarter of 2024.

Capital expenditures in 2024 at Gramalote are expected to be relatively stable throughout the year, totaling $13 million related to project study costs and ongoing care and maintenance.

LIQUIDITY AND CAPITAL RESOURCES
B2Gold continues to maintain a strong financial position and liquidity. At December 31, 2023, the Company had cash and cash equivalents of $307 million compared to cash and cash equivalents of $652 million at December 31, 2022. Working capital (defined as current assets less current liabilities) at December 31, 2023 was $397 million compared to $802 million at December 31, 2022. During the year ended December 31, 2023, the Company drew down $150 million on the RCF with $550 million remaining available for future draw downs.

In January 2024, to further enhance the financial flexibility of the Company and provide additional cash liquidity at attractive terms as the Company continues to fund sustaining, development and growth projects across the operating portfolio, and increase financial capacity for potential growth projects in Namibia and Colombia, B2Gold has entered into a Gold Prepay with a number of its existing lenders. The Company received an upfront payment of $500 million, based on gold forward curve prices averaging approximately $2,191 per ounce, in exchange for equal monthly deliveries of gold from July 2025 to June 2026 totaling 264,775 ounces, representing approximately 10% of expected annual gold production in each of 2025 and 2026 (subject to finalization of production guidance for 2025 and 2026). Gold deliveries can be from production from any of the Company’s operating mines and the Gold Prepay can be settled prior to maturity through accelerated delivery of the remaining deliverable gold ounces. The Gold Prepay was executed by Bank of Montreal, Canadian Imperial Bank of Commerce, ING Capital Markets LLC, and National Bank of Canada. Subsequent to December 31, 2023, the Company utilized a portion of the proceeds from the $500 million Gold Prepay completed in January 2024 to repay the $150 million balance drawn on the RCF, leaving the full amount of $700 million available for future draw downs.

The Company's RCF is with a syndicate of international banks for an aggregate amount of $700 million. The RCF also allows for an accordion feature whereby upon receipt of additional binding commitments, the facility may be increased to $800 million any time prior to the maturity date of December 16, 2025. In July 2023, the RCF was increased from $600 million to $700 million under the accordion feature with the addition of the National Bank of Canada. The RCF bears interest on a sliding scale of between the Secured Overnight Financing Rate (“SOFR”) plus a term credit spread adjustment in addition to the existing sliding scale premium of between 2.00% to 2.50%. Commitment fees for the undrawn portion of the facility are also on a sliding scale basis of between 0.45% and 0.563%. As of December 31, 2023, the borrowing rate under the RCF was 7.68%. The Company has provided security on the RCF in the form of a general security interest over the Company’s assets and pledges creating a charge over the shares of certain of the Company’s direct and indirect subsidiaries. In connection with the RCF, the Company must also maintain certain ratios for leverage and interest coverage. As at December 31, 2023, the Company was in compliance with these debt covenants.

As part of the acquisition of Sabina, the Company acquired a $125 million gold stream arrangement with Wheaton. The $125 million upfront payment (the “Deposit”) was funded in 4 installments, of which all were received prior to the acquisition. In return, B2Gold was obligated to deliver 4.15% of the gold production from the Goose Project, reducing to 2.15% and 1.5% after the delivery of 130,000 and 200,000 ounces, respectively. Wheaton was obligated to pay B2Gold a purchase price for each ounce of refined gold metal equal to:
•During a deposit period, i.e. any period during which the Deposit is greater than nil, 18% of the p.m. LBMA Gold Price. The difference between the LBMA gold price and such purchase price being payable is deducted against the Deposit until it has been reduced to nil.
•During a non-deposit period, 22% of the p.m. LBMA Gold Price.

Upon the completion of a change of control event, B2Gold exercised its one-time option to buy back 33% of the gold stream (the “Buy-back Option”). On April 20 2023, the Buy-back Option was exercised at a purchase price of $46 million. As a result of the exercise of the Buy-back Option, the quantity of gold deliverable to Wheaton under the gold stream is reduced by 33%. After execution of the Buy-back Option, the Deposit amount was reduced by 33% to $84 million. Further, the delivery obligation is also reduced by the same proportion as follows:
•2.7805% of gold production up to delivery of 87,100 oz;
•1.4405% of gold production up to an aggregate of 134,000 oz; and
•1.005% of gold production thereafter.

The Company has guaranteed the remaining portion of the gold stream obligation.

For the year ended December 31, 2023, capital expenditures totalled $811 million. The most significant expenditures were Fekola Mine expenditures of $299 million, Masbate Mine expenditures of $30 million, Otjikoto Mine expenditures of $61 million, the Goose Project expenditures of $282 million, Fekola Regional pre-development expenditures of $56 million and Gramalote Project expenditures of $6 million (refer to “Review of Mining Operations and Development Projects" section for additional details of capital expenditures). Exploration costs for the year ended December 31, 2023 totalled $76 million. In addition, for the year ended December 31, 2023, the Company made strategic investments in Snowline Gold Corp. totalling $33 million for 14 million shares (a 9.9% equity interest), acquired $38 million in cash as part of the acquisition of Sabina, paid $7 million in cash for transaction fees for the acquisition of Sabina, paid $20 million to acquire the additional 50% interest in the Gramalote Project, received $4 million deferred consideration in connection with the sale of the Ondundu Project in 2022 and incurred $7 million in acquisition costs for the purchase of the non-controlling interest in the Menankoto exploration permit.

As at December 31, 2023, and in addition to those commitments disclosed elsewhere in this MD&A, the Company had the following commitments:
•For payments of $40 million for underground development, $11 million for mobile equipment, $9 million related to the solar plant expansion, $2 million related to plant and powerhouse maintenance, $1 million related to mobile equipment rebuilds, $1 million for the tailings storage facility expansion and $5 million for other capital projects at the Fekola Mine, all of which is expected to be incurred in 2024.
•For payments of $51 million for construction activities at the Goose Project, all of which is expected to be incurred in 2024.
•For payments of $2 million for mobile equipment for Fekola Regional pre-development, all of which is expected to be incurred in 2024.
•For payments of $5 million for mobile equipment at the Masbate Mine, all of which is expected to be incurred in 2024.

For 2024, the Company has budgeted total capital expenditures of $309 million at the Fekola Complex, $49 million at the Masbate Mine, $33 million at the Otjikoto Mine, $333 million at the Goose Project and $13 million at the Gramalote Project. The Company’s total 2024 exploration budget is approximately $63 million.

As at December 31, 2023, the Company’s significant commitments are disclosed in the table below:

	2024	2025	2026	2027	2028	Post 2028	Total
	$	$	$	$	$	$	$
	(000's)	(000's)	(000's)	(000's)	(000's)	(000's)	(000's)
Accounts payable and accrued liabilities	167,117	—	—	—	—	—	167,117
RCF:
Principal	—	150,000	—	—	—	—	150,000
Interest & commitment fees (estimated)	13,487	12,925	—	—	—	—	26,412
Fekola equipment loan facilities:
Principal	8,093	5,973	—	—	—	—	14,066
Interest (estimated)	569	154	—	—	—	—	723
Goose Project equipment loan facility:
Principal	3,225	2,878	673	—	—	—	6,776
Interest (estimated)	253	140	35	—	—	—	428
Lease liabilities
Principal	5,190	4,331	3,507	2,404	2,439	10,968	28,839
Capital expenditure commitments	126,381	—	—	—	—	—	126,381
Mine restoration provisions	3,123	—	2,634	1,963	—	121,879	129,599
Employee benefits obligation	3,789	2,969	1,488	428	10,295	8,004	26,973
Other liabilities	1,000	4,455	1,148	—	5,436	7,866	19,905

	332,227	183,825	9,485	4,795	18,170	148,717	697,219
The Company accrues mine restoration provisions over the life of its mining operations and amounts shown are estimated expenditures in the indicated years at their undiscounted values.

The Company believes that its future cash flows from operations along with the undrawn and available balances on its current facilities will allow it to meet its current obligations as they come due.

Derivative financial instruments
Fuel contracts – fuel oil, gas oil, diesel

The Company uses forward contracts for fuel oil, gas oil and diesel to manage the risk of volatility in the Company's future operating costs. The Company reviews the open positions and the potential for additional forward contracts on an ongoing basis. During the year ended December 31, 2023, the Company entered into additional series of forward contracts for the purchase of 15,931,000 litres of fuel oil and 20,412,000 litres of gas oil with scheduled settlement between August 2023 and July 2024. These derivative instruments were not designated as hedges by the Company and are being recorded at their fair value at the end of each reporting period with changes in fair value recorded in the Consolidated Statement of Operations.

The following is a summary, by maturity dates, of the Company’s fuel derivative contracts outstanding as at December 31, 2023:

2024

Forward – fuel oil:
Litres (thousands)	9,187
Average strike price	$0.40

Forward – gas oil:
Litres (thousands)	2,501
Average strike price	$0.54
The unrealized fair value of these contracts at December 31, 2023 was $1 million.

Operating activities

Cash flow provided by operating activities was $714 million for the year ended December 31, 2023 compared to $596 million during 2022, an increase of $118 million. The increase reflects higher revenues of $202 million and lower non-cash working capital outflows for the year ended December 31, 2023, partially offset by higher long-term value added tax receivable outflows of $27 million, higher long-term inventory outflows of $19 million, lower realized gains on fuel derivatives of $20 million. During the year ended December 31, 2023 the Company paid $239 million (2022 - $239 million) of current income tax, withholding and other taxes in cash, including $54 million related to 2022 outstanding tax liability obligations. Based on current assumptions, including an average gold price of $1,800 per ounce for 2024, the Company is forecasting to make total cash income tax payments for current income tax, withholding and other taxes in 2024 of approximately $187 million.

Financing activities

The Company’s cash used by financing activities for the year ended December 31, 2023 was a net outflow of $193 million. For the year ended December 31, 2023, drew down $150 million on the RCF, the Company extinguished certain construction obligations acquired as part of the Sabina acquisition in the amount of $112 million, the Company made equipment loan facility repayments of $13 million, made principal payments on lease arrangements of $6 million, received proceeds from the exercise of stock options of $13 million, made interest and commitment fees payments of $5 million and made distributions to non-controlling interests of $34 million. In addition, total dividends of $187 million were paid to shareholders for the year ended December 31, 2023 at $0.04 per share on a quarterly basis ($0.16 per share on an annualized basis).

On February 22, 2023, June 5, 2023, September 5, 2023 and November 22, 2023, B2Gold’s Board declared a cash dividend for the first, second, third and fourth quarter of 2023, respectively, of $0.04 per common share (or $0.16 per share on an annualized basis), paid on March 17, 2023, June 27, 2023, September 29, 2023 and December 18, 2023, respectively. The declaration and payment of future quarterly dividends remains at the discretion of the Board and will depend on the Company's financial results, cash requirements, future prospects and other factors deemed relevant by the Board.

In 2023, the Company implemented a DRIP. The DRIP provides B2Gold shareholders residing in Canada and the United States with the opportunity to have the cash dividends declared on all or some of their common shares automatically reinvested into additional common shares of the Company (the “Reinvestment Shares”) on an ongoing basis. Participation in the DRIP is optional and will not affect shareholders’ cash dividends unless they elect to participate in the DRIP. Dividends are only payable as and when declared by the Company’s Board of Directors. The benefits of enrolling in the DRIP include the convenience of automatic reinvestment of dividends into Reinvestment Shares; flexibility to enroll some or all common shares in the DRIP; and ability to acquire Reinvestment Shares without paying any brokerage fees. Participants in the DRIP will acquire Reinvestment Shares issued from the Company’s treasury (a “Treasury Purchase”) at a price equal to the volume weighted average price of the Company’s common shares on the Toronto Stock Exchange for the five consecutive trading days immediately preceding a dividend payment date, subject to a possible discount, in the Company’s sole discretion, of up to 5%. For the dividend declared on September 5, 2023 and November 24, 2023, a discount of 3% was offered.

B2Gold expects to declare future quarterly dividends in 2024 at the same rate of $0.04 per common share ($0.16 per share on an annualized basis). This dividend is designated as an "eligible dividend" for the purposes of the Income Tax Act (Canada). Dividends paid by B2Gold to shareholders outside Canada (non-resident investors) will be subject to Canadian non-resident withholding taxes.

The declaration and payment of future dividends and the amount of any such dividends will be subject to the determination of the Board, in its sole and absolute discretion, taking into account, among other things, economic conditions, business performance, financial condition, growth plans, expected capital requirements, compliance with the Company's constating documents, all applicable laws, including the rules and policies of any applicable stock exchange, as well as any contractual restrictions on such dividends, including any agreements entered into with lenders to the Company, and any other factors that the Board deems appropriate at the relevant time. There can be no assurance that any dividends will be paid at the intended rate or at all in the future.

Investing activities

For the year ended December 31, 2023, capital expenditures totalled $811 million. The most significant expenditures were Fekola Mine expenditures of $299 million, Masbate Mine expenditures of $30 million, Otjikoto Mine expenditures of $61 million, Goose Project expenditures of $282 million, Fekola Regional pre-development expenditures of $56 million and Gramalote Project expenditures of $6 million (refer to “Review of Mining Operations and Development Projects" section for additional details of capital expenditures). Exploration costs for the year ended December 31, 2023 totalled $76 million. In addition, for the year ended December 31, 2023, the Company made strategic investments in Snowline totalling $33 million for 14 million shares (a 9.9% equity interest), acquired $38 million in cash as part of the acquisition of Sabina, paid $7 million in cash for transaction fees for the acquisition of Sabina, paid $20 million to acquire the additional 50% interest in the Gramalote Project, received $4 million deferred consideration in connection with the sale of the Ondundu Project in 2022 and incurred $7 million in acquisition costs for the purchase of the non-controlling interest in the Menankoto exploration permit.

Exploration

Resource property expenditures on exploration are disclosed in the table below:

	For the three months ended December 31, 2023	For the three months ended December 31, 2022	For the year ended December 31, 2023	For the year ended December 31, 2022
	$	$	$	$
	(000’s)	(000’s)	(000’s)	(000’s)

Fekola Mine, exploration	2,022	1,366	3,728	15,214
Masbate Mine, exploration	1,067	1,648	3,808	4,759
Otjikoto Mine, exploration	1,410	1,201	3,863	3,476
Menankoto Property, exploration	862	3,437	12,262	8,166
Bantako North Property, exploration	832	1,874	9,523	8,608
Bakolobi Property, exploration	1,007	1,491	8,665	2,031
Dandoko Property, exploration	350	829	6,097	896
Goose Project, exploration	6,395	—	10,595	—
George Property, exploration	468	—	5,131	—
Finland Properties, exploration	2,019	3,398	7,181	9,962
Uzbekistan Properties, exploration	—	1,379	1,089	4,072
Other	1,260	1,501	4,063	6,445

	17,692	18,124	76,005	63,629
B2Gold executed another year of aggressive exploration in 2023 incurring $78 million (including $2 million of target generation costs included in other operating expenses in the Consolidated Statement of Operations) compared to a revised budget of approximately $84 million (original budget of $64 million). Exploration in 2023 was focused predominantly in Mali, other operating mine sites in Namibia and the Philippines, both infill and generative exploration at the recently acquired Back River Gold District, as well as continued focus on grassroots targets around the world.

B2Gold is planning another year of extensive exploration in 2024 with a budget of approximately $63 million. A significant focus will be exploration at the Back River Gold District, with the goal of enhancing and growing the significant resource base at the Goose Project and surrounding regional targets. In Namibia, the exploration program at the Otjikoto Mine will be the largest program since 2012. In Mali, the exploration program will be a more strategic search for near-mine, near-surface sources of additional sulphide-related gold mineralization. In the Philippines, the exploration program at Masbate will focus on converting inferred mineral resource areas and expanding the existing open pits. Early stage exploration programs will continue in Finland, the Philippines and Cote d’Ivoire in 2024. Finally, the search for new joint ventures and strategic investment opportunities will continue, building on existing equity investments in Snowline Gold Corp. and Matador Mining Ltd.

Goose Project Exploration

In the second quarter of 2023, a significant exploration program was approved at the Back River Gold District for 2023. B2Gold approved a $20 million exploration budget for the balance of 2023 to complete approximately 27,000 metres of drilling focused in proximity to existing deposits at the Goose Project, as well as following up on regional targets identified at the George, Boulder, Boot and Del projects. For the year ended December 31, 2023, the Company ultimately incurred $16 million on Back River Gold District exploration.

Drilling at the Goose Project began in early August 2023 with two drill rigs, testing the Llama deposit down-plunge for mineral resource confirmation and mineral resource expansion, and testing regional targets that were developed based on structural modelling and geophysical re-processing. The objective for drilling at the George Project was to test several targets over a strike length of 10 km.

As at December 31, 2023, 22,840 metres of drilling was completed over 65 drill holes, with 5 drill rigs. The objectives for the drilling program at the Goose Project included:

a.Select drill holes for a reagent optimization metallurgic sample (3 drill holes have now been completed for this);
b.Test the Umwelt and Llama deposits down-plunge for resource confirmation and resource expansion; and
c.Test regional targets at the Goose Project that were developed based on structural modeling and geophysical re-processing.

At the George Project, located 50 km northwest of the Goose Project, a 2023 spring and summer drill program tested multiple targets along a 10 km strike length to evaluate mineralization controls and upside potential with 6,010 m drilled over 26 drill holes. The George Project represents three sub-parallel zones of tightly folded banded iron formation that stretch over 20 km in strike length. Drill results from the 2023 campaign reflect similar widths and grades as those reported by previous operators, with several holes from the 2023 program extending mineralization along strike and between known zones of mineral resources.

2024 Guidance for Canada

A total of $28 million is budgeted for exploration at the Back River Gold District in 2024. A total of 25,000 metres of drilling will target extensions of the Llama and Umwelt deposits, the largest and highest grade resources at the Goose Project. In addition to drilling, deep-imaging geophysical methods are planned in order to improve the Company’s ability to target new underground resources in areas such as Nuvuyak, Goose Neck and Kogoyak. Regional exploration including geophysics, mapping, and potentially, limited drilling will be undertaken on the George, Boot, Boulder and Del projects.

Mali Exploration

In 2023, a total of approximately $35 million was budgeted for exploration in Mali with an ongoing focus on the Anaconda Area (Bantako, Menankoto and Bakolobi permits). In addition, the extensions of known prospective structures in the Anaconda Area and on the Fekola Mine were also being targeted in the area between them on the relatively under explored Bakolobi permit. The Dandoko permit located to the east of Fekola was also a focus for exploration. A total of 151,132 metres of diamond, reverse circulation, aircore and auger drilling has been completed in the during the year ended December 31, 2023. For the year ended December 31, 2023, the Company ultimately incurred $40 million.

In the Anaconda Area, drilling was directed at increasing the existing saprolite Indicated Mineral Resource and expanding the Inferred Mineral Resource. An updated Mineral Resource Estimate for the Anaconda Area was released in June 2023. The Company announced an updated Mineral Resource estimate for the Anaconda Area, located approximately 20 km from the Fekola Mine in Mali. The June 2023 Mineral Resource estimate included a significantly increased Mineral Resource estimate for the Anaconda Area, comprised of the Menankoto, Bantako North and Bakolobi permits. The updated Mineral Resource estimate includes a significant increase in the laterite, saprolite and saprock (collectively “oxide”) Mineral Resources, and an initial sulphide Indicated Mineral Resource estimate. The June 2023 Mineral Resource estimate includes Indicated Mineral Resource estimate of 57,000,000 tonnes at 1.11 g/t gold for 2,030,000 ounces of gold, and Inferred Mineral Resource estimate of 46,600,000 tonnes at 1.33 g/t gold for 2,000,000 ounces of gold, constrained within a conceptual pit run at $1,800 per ounce gold.

Since the completion of a significant update to the Anaconda Area Mineral Resource estimate in June 2023, drilling in the Mamba Zone has shifted to exploration for additional shallow sulphide targets, that may be amenable to open pit development.

The mineralized structures identified at the Fekola Mine track northward onto the Anaconda Area. These include the Cobra Zone that has been a significant contributor to the total oxide Mineral Resource estimate in the Anaconda Area and continues to generate significant intervals of both oxide- and sulphide-hosted mineralization. The southernmost portion of Cobra comprises a separate geological structure, which is currently being explored as the Taipan Zone. Recent drilling on the Cobra and Taipan Zones have returned encouraging intervals of oxide and sulphide mineralization, with Taipan also returning particularly strong sulphide intercepts. In 2023, 106,866 metres have been drilled on the Mamba, Cobra and Taipan Zones.

Another north trending structure parallel to and approximately 25 km east of the Fekola structure was drilled on the Dandoko permit. The mineral resources are distributed across the Seko, Koko, Disse and Diabarou deposits.

In addition, $2 million was included in the Mali exploration budget to pursue multiple grassroots targets on other permits held in West Mali.

2024 Guidance for Mali

A total of $10 million is budgeted for exploration in Mali in 2024 with an ongoing focus on discovery of additional high-grade, sulphide mineralization across the Fekola Complex to supplement feed to the Fekola mill. A total of 20,000 metres of diamond and reverse circulation drilling is planned for Mali in 2024.

The Philippines Exploration

The Masbate exploration budget for 2023 was $6 million, of which the Masbate exploration budget was $4 million, including approximately 8,000 metres of drilling. The 2023 exploration program focused on converting inferred mineral resource areas below existing design pits, to support expanding the existing open pits. Several grassroot greenfield targets were also tested. For the year ended December 31, 2023, the Company incurred $4 million for Masbate Mine exploration, which was in-line with the budget (included approximately 7,773 metres of diamond and reverse circulation drilling in 33 holes).

Approximately $1 million was applied to targeting new regional projects in highly prospective areas in the Philippines, leveraging off B2Gold's presence and operational experience in the country. A wholly-owned subsidiary of B2Gold has been incorporated in the Philippines and a team marshalled to pursue these opportunities

2024 Guidance for the Philippines

The total budget for the Philippines in 2024 is approximately $6 million, of which the Masbate exploration budget is $4 million, including approximately 7,000 metres of drilling. The 2024 exploration program will continue to focus on converting inferred mineral resource areas below existing design pits, to support expanding the existing open pits. Several grassroots greenfield targets will be further tested as well.

An additional $2 million will be allocated to targeting new regional projects in highly prospective areas in the Philippines, leveraging off B2Gold’s presence and operational experience in the country. A total of 4,000 metres is allocated to testing new projects.

Namibia Exploration

The total exploration budget for Namibia in 2023 was approximately $3 million. For the year ended December 31, 2023, the Company incurred $4 million which included 2,058 metres of diamond drilling and 1,695 metres of RAB drilling at the Otjikoto mine area. Diamond drilling targeted the extension of the Otjikoto structure several kilometres south of the Otjikoto open pit. This zone has been designated the Antelope Zone, where grades and widths of mineralization potentially amenable to underground mining have been identified over 800 metres of strike. Drilling is also underway on several other regional targets in proximity to the Otjikoto mine infrastructure.

2024 Guidance for Namibia

A total of $9 million is budgeted for exploration at Otjikoto in 2024, the largest program since the definition of the Wolfshag discovery in 2012. The focus of the exploration program will be drilling the recently discovered Antelope zone, located approximately 3 km south of Phase 5 of the Otjikoto open pit, with a total of 39,000 metres of drilling planned.

Greenfield Exploration

B2Gold had allocated approximately $24 million (including $3 million for the grassroots projects in Mali and the Philippines) in 2023 for its grassroots exploration programs, including Finland, Cote d’Ivoire, Uzbekistan and several new regions. This included a budget allocation for target generation and pursuing new opportunities in prospective gold regions of Africa, South America, the Philippines, Central Asia and Canada. The actual spend on greenfield exploration for the year ended December 31, 2023 was approximately $15 million.

In Finland, the Company spent $7 million on the Central Lapland Joint Venture with Aurion Resources Ltd. Drilling to continue on the Helmi trend, which is the westward extension of Rupert Resources' Ikkari discovery. This trend coincides with B2Gold's base-

of-till drilling and appears to be hosted by the same structure as Ikkari, based on the interpretation of airborne geophysical data. In addition, other regional targets already identified with base of till sampling, coincident with structures identified in airborne geophysical data, was drill tested. A total of 11,600 metres of diamond drilling was planned for Finland. A total of 13,319 metres of diamond drilling for 64 holes has been completed in Finland for 2023.

In Cote d'Ivoire, the Company spent $2 million for ongoing exploration. The 2023 program included follow up work on positive soil geochemical anomalies defined in 2022 on the wholly owned Guiberoua and Soubre properties in southwest Cote d’Ivoire. A total 6,000 metres of diamond and reverse circulation drilling and 14,000 metres of aircore and auger drilling was planned.

In addition to the defined programs noted above, the Company spent approximately $5 million on the generation of other new greenfield targets.

2024 Guidance for Greenfields Exploration

B2Gold has allocated approximately $13 million (including $2 million for the grassroots projects in the Philippines) in 2024 for its grassroots exploration programs, including Finland and Cote d’Ivoire.

In Finland, the Company has allocated $4 million to fund its 70% contribution to the Central Lapland Joint Venture with Aurion Resources Ltd. A total of 9,700 metres of diamond drilling will test targets defined during an extensive prospectivity analysis completed in 2023.

A budget of approximately $3 million has been allocated by the Company for ongoing exploration in Cote d’Ivoire. A total of 17,000 metres of diamond, reverse circulation and reconnaissance auger drilling is planned in 2024.

In addition to the defined programs noted above, the Company has allocated approximately $4 million for the generation and evaluation of new greenfields targets.

CRITICAL ACCOUNTING ESTIMATES
Full disclosure of the Company’s accounting policies and significant accounting judgments and estimation uncertainties in accordance with IFRS can be found in Notes 4 and 5 of its audited consolidated financial statements for the year ended December 31, 2023. Management considers the following estimates to be the most critical in understanding the judgements involved in preparing the Company’s consolidated financial statements and the uncertainties that could impact its results of operations, financial condition and cash flows:
Mineral reserve and resource estimates

Mineral reserves are estimates of the amount of ore that can be economically and legally extracted from the Company’s mining properties. The Company estimates its mineral reserves and mineral resources based on information compiled by appropriately qualified persons relating to the geological data on the size, depth and shape of the ore body, and requires complex geological assessments to interpret the data. The estimation of recoverable mineral reserves is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements, metallurgical recoveries, permitting and production costs along with geological assumptions made in estimating the size, and grade of the ore body. Changes in the mineral reserve or mineral resource estimates may impact the carrying value of mining interests, gold stream obligation, mine restoration provisions, recognition of deferred tax assets, depreciation and amortization charges and royalties receivable.

Assessment of impairment and reversal of impairment indicators for long-lived assets

The Company applies significant judgement in assessing whether there are indicators of impairment or impairment reversal present that give rise to the requirement to conduct an impairment test. Internal and external factors such as significant changes in the use of the asset, legal and permitting factors, future gold prices, operating and capital cost forecasts, quantities of mineral reserves and resources, and movements in market interest rates are used by management in determining whether there are any indicators.

During the year, the Company identified indicators of impairment on the Fekola Complex CGU, consisting of the Fekola Mine and Fekola Regional Properties, as well as the Gramalote Project. As a result, these assets were tested for impairment.

Impairment of long-lived assets

Long-lived assets are tested for impairment, or reversal of a previous impairment, if there is an indicator of impairment or a subsequent reversal. Calculating the estimated recoverable amount of cash-generating units for long-lived asset requires management to make estimates and assumptions that include such factors as mineable mineralization including reserves and resources, future production levels, operating and capital costs, application of royalty, income tax and mining tax rates, future metal prices and discount rates. The Company also assesses whether stability provisions under its 2012 Mali Mining Convention continue to apply to its exploration and exploitation permits. Changes in any of these assumptions or estimates used in determining the recoverable amount could impact the analysis. Such changes could be material.

Fekola Complex cash-generating unit

During the year ended December 31, 2023, the State of Mali introduced a new mining code (the “2023 Mining Code”). In conjunction with the implementation of the 2023 Mining Code and the associated impact to the costs of the Fekola Complex, consisting of the Fekola Mine and the Fekola Regional Properties, the Company completed an update of its Fekola and Fekola Regional Properties life-of-mine estimates. This update included revisions to the mine plan and expected saprolite mill feed from the Fekola Regional Properties, along with updates to related operating and capital cost estimates. The update included the Company’s best current estimate of the final fiscal terms of the 2023 Mining Code, which remains subject to ongoing negotiations with the State of Mali. The final fiscal terms of the 2023 Mining Code remain subject to change and could result in a variation from the estimates used to determine the recoverable amount of the Fekola Complex. Clarification of the final application of the 2023 Mining Code remains subject to ongoing negotiations with the State of Mali, followed by the anticipated issuance of a final implementation decree. Collectively, these changes are considered to be indicators of impairment for the Fekola Complex assets.

As a result, the Company has performed an impairment assessment on the Fekola Complex cash-generating unit (“CGU”). The carrying value of the CGU was compared to the CGU’s recoverable amount which was determined to be its fair value less costs of disposal ("FVLCD"). To estimate the recoverable amount of the CGU for impairment, the Company utilized a discounted cash flow model incorporating significant assumptions that included such factors as mineable mineralization including reserves and resources, future production levels, operating and capital costs, a long-term gold price of $1,800 per ounce, and a discount rate of 6.25% for the Fekola Mine and 7% for the Fekola Regional Properties. The Company’s estimate of future cash flows is subject to risks and uncertainties and therefore could change in the future if the underlying assumptions change.

The Company’s analysis concluded that the Fekola Complex CGU was impaired. An impairment charge of $206 million was recorded in the Consolidated Statement of Operations for the year ended December 31, 2023. A net impairment charge of $192 million after taking into account a deferred income tax recovery of $14 million was recorded in the Consolidated Statement of Operations for the year ended December 31, 2023.

The recoverable amount of the Fekola Complex CGU is most sensitive to changes in the gold price and discount rate. In isolation, a $50 per ounce decrease in the gold price would result in a reduction in the recoverable amount of approximately $174 million. In isolation, a 25 basis point increase in the discount rate would result in a reduction in the recoverable amount of the Fekola Complex CGU of approximately $20 million.

Gramalote Project cash-generating unit

On October 5, 2023, the Company completed the acquisition of the remaining 50% of the net assets of the Gramalote Project from its joint venture partner AngloGold. The acquisition of the AngloGold's 50% share of the Gramalote Project was considered to be an impairment indicator for the Company's existing 50% interest in the Gramalote Project under IFRS 6, Exploration and evaluation of mineral resources, for the year ended December 31, 2023. The recoverable value of $26 million allocated to the Company's existing 50% share of the Gramalote Project resulted in a net impairment charge of $112 million recorded in the Consolidated Statement of Operations.

The purchase price consists of the following cash payments to AngloGold contingent on certain milestones:
•$20 million paid upon closing of the transaction;
•$10 million to be paid upon B2Gold announcing a construction decision at the Gramalote Project;
•$10 million to be paid upon commercial production at the Gramalote Project, contingent on commercial production beginning within five years of closing;
•$10 million to be paid on the first anniversary of commercial production at the Gramalote Project; and
•$10 million to be paid on the second anniversary of commercial production at the Gramalote Project.

The total purchase price of $35 million, including an estimate for the future contingent payments, has been determined using the expected value approach in accordance with IFRS 13, Fair value measurements. Future contingent payments are recognized as a liability at amortized cost. The expected value approach develops a set of probability-based outcomes for the payment of contingent consideration discounted based on market participant assumptions to determine the fair value. The assumptions used in the valuation included the timing and probability of contingent payments and the discount rate. The fair value of the contingent consideration was estimated to be $14 million. The total purchase price was allocated to the net identifiable assets and liabilities acquired, including the mineral interests, working capital, VAT receivables and reclamation liabilities. The value of the 50% Gramalote Project mineral interests was determined to be $26 million.

Value-added tax receivables

The Company incurs indirect taxes, including value-added tax, on purchases of goods and services at its operating mines and development projects. Indirect tax balances are recorded at their estimated recoverable amounts within current or long-term assets, net of provisions, and reflect the Company’s best estimate of their recoverability under existing tax rules in the respective jurisdictions in which they arise. Management’s assessment of recoverability considers the probable outcomes of claimed deductions and/or disputes. The provisions and balance sheet classifications made to date may be subject to change and such change may be material.

Value-added tax receivables includes amounts for the Fekola Mine of $137 million (2022 - $77 million), for the Masbate Mine of $45 million (2022 – $37 million), and for the Gramalote Project of $18 million (2022 - $7 million).

Uncertain tax positions

The Company’s operations involve the application of complex tax regulations in multiple international jurisdictions. Determining the tax treatment of a transaction requires the Company to apply judgement in its interpretation of the applicable tax law. These positions are not final until accepted by the relevant tax authority. The tax treatment may change based on the result of assessments or audits by the tax authorities often years after the initial filing.

The Company recognizes and records potential liabilities for uncertain tax positions based on its assessment of the amount, or range of amounts, of tax that will be due. The Company adjusts these accruals as new information becomes available. Due to the complexity and uncertainty associated with certain tax treatments, the ultimate resolution could result in a payment that is materially different from the Company’s current estimate of the tax liabilities.

Fekola Tax Audits

The Company's subsidiary, Fekola SA, received a Notice for Reassessment dated September 6, 2022, from the Malian Directorate General of Taxes (“DGT”) asserting proposed adjustments and other tax liabilities amounting to $27 million excluding penalties, $46 million including penalties, (based on the December 31, 2023 exchange rate of CFA 594 to $1) arising from tax audits conducted for fiscal years 2016-2018. Fekola SA filed a contentious claim, dated November 3, 2022, outlining its objections to the reassessment in accordance with the Mali Income Tax Act. At December 31, 2023, the Company has recorded a total provision of $10 million (net provision of $5 million after taking into account a $5 million prepayment made in December 2022) reflecting its best estimate of the final settlement of the reassessment amount.

Current and deferred income taxes

The Company is periodically required to estimate the tax basis of assets and liabilities. Where applicable tax laws and regulations are either unclear or subject to varying interpretations, it is possible that changes in these estimates could occur that materially affect the amounts of deferred income tax assets and liabilities recorded in the financial statements. Changes in deferred tax assets and liabilities generally have a direct impact on earnings in the period that the changes occur.

Each period, the Company evaluates the likelihood of whether some portion or all of each deferred tax asset will not be realized. This evaluation is based on historic and future expected levels of taxable income and the associated repatriation of retained earnings, the pattern and timing of reversals of taxable temporary timing differences that give rise to deferred tax liabilities, and tax planning initiatives. Levels of future taxable income are affected by, among other things, metal prices, production costs, quantities of proven and probable gold reserves, interest rates and foreign currency exchange rates. The availability of retained earnings for distribution depends on future levels of taxable income as well as future reclamation expenditures, capital expenditures, dividends and other uses of available cash flow.

RISKS AND UNCERTAINTIES
The exploration and development of natural resources are highly speculative in nature and the Company’s business operations, investments and prospects are subject to significant risks. For details of these risks, please refer to the risk factors set forth in the Company’s current Annual Information Form, which can be found under the Company’s corporate profile on SEDAR+ at www.sedarplus.ca, the Company’s current Form 40-F Annual Report, which can be found on EDGAR at www.sec.gov, and the Company’s other filings and submissions with securities regulators on SEDAR and EDGAR, which could materially affect the Company’s business, operations, investments and prospects and could cause actual events to differ materially from those described in forward-looking statements relating to the Company. Additional risks and uncertainties not presently known to the Company or that the Company currently considers immaterial may also impair the business, operations, investments and prospects of the Company. If any of the risks actually occur, the business of the Company may be harmed and its financial condition and results of operations may suffer significantly.

DISCLOSURE CONTROLS AND INTERNAL CONTROL OVER FINANCIAL REPORTING
Disclosure controls and procedures
Disclosure controls and procedures are designed (a) under Canadian law, to provide reasonable assurance and (b) under U.S. law, to ensure that information required to be disclosed in reports filed or submitted by the Company under Canadian securities legislation and the U.S. Securities and Exchange Act of 1934, as amended (the “Exchange Act”) is recorded, processed, summarized and reported within the time periods specified in the applicable rules and forms and include, without limitation, controls and procedures designed to ensure that information required to be disclosed in reports filed or submitted by the Company under Canadian securities legislation and the Exchange Act is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.
As at December 31, 2023, management, with the participation of the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of the Company's disclosure controls and procedures, as defined in the rules of the Canadian Securities Administrators and under the Exchange Act. Based upon the results of that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that as of December 31, 2023, the Company's disclosure controls and procedures were effective.
Management’s annual report on internal control over financial reporting
The Company’s management, with the participation of the Chief Executive Officer and Chief Financial Officer is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations and may not prevent or detect misstatements. Even when the Company's system of internal control over financial reporting is determined to be effective, it can only provide reasonable assurance with respect to financial statement preparation and presentation.
Management has used the criteria established in the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) to evaluate the effectiveness of the Company's internal control over financial reporting.
As at December 31, 2023, management, with the participation of the Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of the Company's internal control over financial reporting and concluded that the Company's internal control over financial reporting was effective.
The effectiveness of the Company’s internal control over financial reporting has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, who have expressed their opinion in their report included with our annual consolidated financial statements.
Changes in internal control over financial reporting
There has been no change in our internal control over financial reporting during the year ended December 31, 2023 which has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.
NON-IFRS MEASURES
Cash operating costs per gold ounce sold and total cash costs per gold ounce sold
‘‘Cash operating costs per gold ounce’’ and “total cash costs per gold ounce” are common financial performance measures in the gold mining industry but, as non-IFRS measures, they do not have a standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. Management believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate our performance and ability to generate cash flow. Accordingly, these measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measures, along with sales, are considered to be a key indicator of the Company’s ability to generate earnings and cash flow from its mining operations.

Cash cost figures are calculated on a sales basis in accordance with a standard developed by The Gold Institute, which was a worldwide association of suppliers of gold and gold products and included leading North American gold producers. The Gold Institute ceased operations in 2002, but the standard is the accepted standard of reporting cash cost of production in North America. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies. Other companies may calculate these measures differently. Cash operating costs and total cash costs per gold ounce sold are derived from amounts included in the statement of operations and include mine site operating costs such as mining, processing, smelting, refining, transportation costs, royalties and production taxes, less silver by-product credits. The tables below show a reconciliation of cash operating costs per gold ounce sold and total cash costs per gold ounce sold to production costs as extracted from the annual consolidated financial statements on a consolidated and a mine-by-mine basis (dollars in thousands):

	For the three months ended December 31, 2023
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$
Production costs	82,921	43,733	37,752	164,406	17,395	181,801
Royalties and production taxes	20,891	6,185	5,966	33,042	1,418	34,460

Total cash costs	103,812	49,918	43,718	197,448	18,813	216,261

Gold sold (ounces)	128,321	53,500	75,100	256,921	18,059	274,980

Cash operating costs per ounce ($/gold ounce sold)	646	817	503	640	963	661

Total cash costs per ounce ($/gold ounce sold)	809	933	582	769	1,042	786

	For the three months ended December 31, 2022
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Production costs	85,053	47,228	27,278	159,559	16,636	176,195
Royalties and production taxes	32,660	5,757	3,316	41,733	1,137	42,870

Total cash costs	117,713	52,985	30,594	201,292	17,773	219,065

Gold sold (ounces)	237,800	53,865	47,690	339,355	15,141	354,496

Cash operating costs per ounce ($/gold ounce sold)	358	877	572	470	1,099	497

Total cash costs per ounce ($/gold ounce sold)	495	984	642	593	1,174	618

	For the year ended December 31, 2023
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Production costs	333,215	160,952	122,030	616,197	67,766	683,963
Royalties and production taxes	95,576	23,439	16,688	135,703	5,053	140,756

Total cash costs	428,791	184,391	138,718	751,900	72,819	824,719

Gold sold (ounces)	588,460	190,800	214,800	994,060	68,725	1,062,785

Cash operating costs per ounce ($/gold ounce sold)	566	844	568	620	986	644

Total cash costs per ounce ($/gold ounce sold)	729	966	646	756	1,060	776

	For the year ended December 31, 2022
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Production costs	326,529	177,705	122,292	626,526	58,368	684,894
Royalties and production taxes	83,893	22,887	11,188	117,968	4,163	122,131

Total cash costs	410,422	200,592	133,480	744,494	62,531	807,025

Gold sold (ounces)	599,600	214,015	155,540	969,155	55,117	1,024,272

Cash operating costs per ounce ($/gold ounce sold)	545	830	786	646	1,059	669

Total cash costs per ounce ($/gold ounce sold)	684	937	858	768	1,135	788

Cash operating costs per gold ounce produced
In addition to cash operating costs on a per gold ounce sold basis, the Company also presents cash operating costs on a per gold ounce produced basis. Cash operating costs per gold ounce produced is derived from amounts included in the statement of operations and include mine site operating costs such as mining, processing, smelting, refining, transportation costs, less silver by-product credits. The tables below show a reconciliation of cash operating costs per gold ounce produced to production costs as extracted from the annual consolidated financial statements on a consolidated and a mine-by-mine basis (dollars in thousands):

	For the three months ended December 31, 2023
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Production costs	82,921	43,733	37,752	164,406	17,395	181,801
Inventory sales adjustment	3,618	(1,430)	(1,160)	1,028	—	1,028

Cash operating costs	86,539	42,303	36,592	165,434	17,395	182,829

Gold produced (ounces)	143,010	46,490	81,111	270,611	18,054	288,665

Cash operating costs per ounce ($/gold ounce produced)	605	910	451	611	963	633

	For the three months ended December 31, 2022
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Production costs	85,053	47,228	27,278	159,559	16,636	176,195
Inventory sales adjustment	(82)	(4,781)	662	(4,201)	—	(4,201)

Cash operating costs	84,971	42,447	27,940	155,358	16,636	171,994

Gold produced (ounces)	244,014	48,687	60,068	352,769	15,101	367,870

Cash operating costs per ounce ($/gold ounce produced)	348	872	465	440	1,102	468

	For the year ended December 31, 2023
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Production costs	333,215	160,952	122,030	616,197	67,766	683,963
Inventory sales adjustment	4,161	5,362	72	9,595	—	9,595

Cash operating costs	337,376	166,314	122,102	625,792	67,766	693,558

Gold produced (ounces)	590,243	193,502	208,598	992,343	68,717	1,061,060

Cash operating costs per ounce ($/gold ounce produced)	572	859	585	631	986	654

	For the year ended December 31, 2022
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Production costs	326,529	177,705	122,292	626,526	58,368	684,894
Inventory sales adjustment	(4,959)	(3,895)	1,938	(6,916)	—	(6,916)

Cash operating costs	321,570	173,810	124,230	619,610	58,368	677,978

Gold produced (ounces)	598,661	212,728	161,614	973,003	54,871	1,027,874

Cash operating costs per ounce ($/ gold ounce produced)	537	817	769	637	1,064	660

All-in sustaining costs per gold ounce
In June 2013, the World Gold Council, a non-regulatory association of the world’s leading gold mining companies established to promote the use of gold to industry, consumers and investors, provided guidance for the calculation of the measure “all-in sustaining costs per gold ounce”, but as a non-IFRS measure, it does not have a standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. The original World Gold Council standard became effective January 1, 2014 with further updates announced on November 16, 2018 which were effective starting January 1, 2019.
Management believes that the all-in sustaining costs per gold ounce measure provides additional insight into the costs of producing gold by capturing all of the expenditures required for the discovery, development and sustaining of gold production and allows the Company to assess its ability to support capital expenditures to sustain future production from the generation of operating cash flows. Management believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company's performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies. The Company has applied the principles of the World Gold Council recommendations and has reported all-in sustaining costs on a sales basis. Other companies may calculate these measures differently.
B2Gold defines all-in sustaining costs per ounce as the sum of cash operating costs, royalties and production taxes, capital expenditures and exploration costs that are sustaining in nature, sustaining lease expenditures, corporate general and administrative costs, share-based payment expenses related to RSUs/DSUs/PSUs/RPUs, community relations expenditures, reclamation liability accretion and realized (gains) losses on fuel derivative contracts, all divided by the total gold ounces sold to arrive at a per ounce figure.
The tables below show a reconciliation of all-in sustaining costs per ounce to production costs as extracted from the annual consolidated financial statements on a consolidated and a mine-by-mine basis (dollars in thousands):

	For the three months ended December 31, 2023
	Fekola Mine	Masbate Mine	Otjikoto Mine	Corporate	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$	$

Production costs	82,921	43,733	37,752	—	164,406	17,395	181,801
Royalties and production taxes	20,891	6,185	5,966	—	33,042	1,418	34,460
Corporate administration	4,760	1,159	1,190	14,032	21,141	813	21,954
Share-based payments – RSUs/DSUs/PSUs/RPUs(1)	34	—	—	3,706	3,740	—	3,740
Community relations	1,087	40	195	—	1,322	—	1,322
Reclamation liability accretion	433	322	324	—	1,079	—	1,079
Realized gains on fuel derivative contracts	(1,393)	(1,038)	(277)	—	(2,708)	—	(2,708)
Sustaining lease expenditures	818	306	(49)	490	1,565	—	1,565
Sustaining capital expenditures(2)	73,764	8,049	14,797	—	96,610	1,191	97,801
Sustaining mine exploration(2)	2,022	1,067	1,410	—	4,499	38	4,537

Total all-in sustaining costs	185,337	59,823	61,308	18,228	324,696	20,855	345,551

Gold sold (ounces)	128,321	53,500	75,100	—	256,921	18,059	274,980

All-in sustaining cost per ounce ($/gold ounce sold)	1,444	1,118	816	—	1,264	1,155	1,257
(1) Included as a component of Share-based payments on the Consolidated Statement of Operations.
(2) Refer to Sustaining capital expenditures and Sustaining mine exploration reconciliations below.

The table below shows a reconciliation of sustaining capital expenditures to operating mine capital expenditures as extracted from the annual consolidated financial statements on a consolidated and a mine-by-mine basis (dollars in thousands):

	For the three months ended December 31, 2023
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Operating mine capital expenditures	87,830	9,195	14,797	111,822	1,191	113,013
Road construction	(52)	—	—	(52)	—	(52)
Fekola underground	(14,014)	—	—	(14,014)	—	(14,014)
Other	—	(948)	—	(948)	—	(948)
Land acquisitions	—	(198)	—	(198)	—	(198)

Sustaining capital expenditures	73,764	8,049	14,797	96,610	1,191	97,801

The table below shows a reconciliation of sustaining mine exploration to operating mine exploration as extracted from the annual consolidated financial statements on a consolidated and a mine-by-mine basis (dollars in thousands):

	For the three months ended December 31, 2023
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Operating mine exploration	2,022	1,067	1,410	4,499	38	4,537
Regional exploration	—	—	—	—	—	—

Sustaining mine exploration	2,022	1,067	1,410	4,499	38	4,537

The tables below show a reconciliation of all-in sustaining costs per ounce to production costs as extracted from the annual consolidated financial statements on a consolidated and a mine-by-mine basis (dollars in thousands):

	For the three months ended December 31, 2022
	Fekola Mine	Masbate Mine	Otjikoto Mine	Corporate	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$	$

Production costs	85,053	47,228	27,278	—	159,559	16,636	176,195
Royalties and production taxes	32,660	5,757	3,316	—	41,733	1,137	42,870
Corporate administration	3,955	1,201	1,290	14,272	20,718	768	21,486
Share-based payments – RSUs/DSUs/PSUs/RPUs(1)	—	—	—	4,157	4,157	—	4,157
Community relations	564	81	148	—	793	—	793
Reclamation liability accretion	300	286	216	—	802	—	802
Realized gains on fuel derivative contracts	(1,189)	(1,910)	(745)	—	(3,844)	—	(3,844)
Sustaining lease expenditures	348	295	129	445	1,217	—	1,217
Sustaining capital expenditures(2)	45,790	9,378	13,480	—	68,648	204	68,852
Sustaining mine exploration(2)	985	1,648	922	—	3,555	—	3,555

Total all-in sustaining costs	168,466	63,964	46,034	18,874	297,338	18,745	316,083

Gold sold (ounces)	237,800	53,865	47,690	—	339,355	15,141	354,496

All-in sustaining cost per ounce ($/gold ounce sold)	708	1,187	965	—	876	1,238	892
(1) Included as a component of Share-based payments on the Consolidated Statement of Operations.
(2) Refer to Sustaining capital expenditures and Sustaining mine exploration reconciliations below.

The table below shows a reconciliation of sustaining capital expenditures to operating mine capital expenditures as extracted from the annual consolidated financial statements on a consolidated and a mine-by-mine basis (dollars in thousands):

	For the three months ended December 31, 2022
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Operating mine capital expenditures	48,843	9,620	19,521	77,984	204	78,188
Cardinal mobile equipment	(947)	—	—	(947)	—	(947)
Tailings facility life-of-mine study	(887)	—	—	(887)	—	(887)
Fekola underground study	(740)	—	—	(740)	—	(740)
Other	(479)	—	(87)	(566)	—	(566)
Land acquisitions	—	(242)	—	(242)	—	(242)
Underground development	—	—	(5,466)	(5,466)	—	(5,466)
National power grid connection	—	—	(488)	(488)	—	(488)

Sustaining capital expenditures	45,790	9,378	13,480	68,648	204	68,852

The table below shows a reconciliation of sustaining mine exploration to operating mine exploration as extracted from the annual consolidated financial statements on a consolidated and a mine-by-mine basis (dollars in thousands):

	For the three months ended December 31, 2022
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Operating mine exploration	1,366	1,648	1,201	4,215	—	4,215
Regional exploration	(381)	—	(279)	(660)	—	(660)

Sustaining mine exploration	985	1,648	922	3,555	—	3,555

The tables below show a reconciliation of all-in sustaining costs per ounce to production costs as extracted from the annual consolidated financial statements on a consolidated and a mine-by-mine basis (dollars in thousands):

	For the year ended December 31, 2023
	Fekola Mine	Masbate Mine	Otjikoto Mine	Corporate	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$	$

Production costs	333,215	160,952	122,030	—	616,197	67,766	683,963
Royalties and production taxes	95,576	23,439	16,688	—	135,703	5,053	140,756
Corporate administration	12,201	2,921	5,339	41,850	62,311	2,794	65,105
Share-based payments – RSUs/DSUs/PSUs/RPUs(1)	43	—	—	16,188	16,231	—	16,231
Community relations	3,773	163	1,269	—	5,205	—	5,205
Reclamation liability accretion	1,552	1,181	1,181	—	3,914	—	3,914
Realized gains on fuel derivative contracts	(4,169)	(3,824)	(1,206)	—	(9,199)	—	(9,199)
Sustaining lease expenditures	1,935	1,218	1,145	1,891	6,189	—	6,189
Sustaining capital expenditures(2)	255,026	28,194	61,063	—	344,283	8,518	352,801
Sustaining mine exploration(2)	3,728	3,808	3,863	—	11,399	57	11,456

Total all-in sustaining costs	702,880	218,052	211,372	59,929	1,192,233	84,188	1,276,421

Gold sold (ounces)	588,460	190,800	214,800	—	994,060	68,725	1,062,785

All-in sustaining cost per ounce ($/gold ounce sold)	1,194	1,143	984	—	1,199	1,225	1,201
(1) Included as a component of Share-based payments on the Consolidated Statement of Operations.
(2) Refer to Sustaining capital expenditures and Sustaining mine exploration reconciliations below.

The table below shows a reconciliation of sustaining capital expenditures to operating mine capital expenditures as extracted from the annual consolidated financial statements on a consolidated and a mine-by-mine basis (dollars in thousands):

	For the year ended December 31, 2023
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Operating mine capital expenditures	298,942	30,142	61,063	390,147	8,518	398,665
Road construction	(5,335)	—	—	(5,335)	—	(5,335)
Fekola underground	(38,581)	—	—	(38,581)	—	(38,581)
Land acquisitions	—	(198)	—	(198)	—	(198)
Other	—	(1,750)	—	(1,750)	—	(1,750)

Sustaining capital expenditures	255,026	28,194	61,063	344,283	8,518	352,801

The table below shows a reconciliation of sustaining mine exploration to operating mine exploration as extracted from the annual consolidated financial statements (dollars in thousands):

	For the year ended December 31, 2023
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Operating mine exploration	3,728	3,808	3,863	11,399	57	11,456
Regional exploration	—	—	—	—	—	—

Sustaining mine exploration	3,728	3,808	3,863	11,399	57	11,456

The tables below show a reconciliation of all-in sustaining costs per ounce to production costs as extracted from the annual consolidated financial statements on a consolidated and a mine-by-mine basis (dollars in thousands):

	For the year ended December 31, 2022
	Fekola Mine	Masbate Mine	Otjikoto Mine	Corporate	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$	$

Production costs	326,529	177,705	122,292	—	626,526	58,368	684,894
Royalties and production taxes	83,893	22,887	11,188	—	117,968	4,163	122,131
Corporate administration	10,093	3,019	5,380	35,987	54,479	3,101	57,580
Share-based payments – RSUs/DSUs/PSUs/RPUs(1)	—	—	—	15,314	15,314	—	15,314
Community relations	1,311	272	1,155	—	2,738	—	2,738
Reclamation liability accretion	942	940	688	—	2,570	—	2,570
Realized gains on fuel derivative contracts	(11,097)	(12,766)	(5,549)	—	(29,412)	—	(29,412)
Sustaining lease expenditures	871	1,230	2,307	2,208	6,616	—	6,616
Sustaining capital expenditures(2)	100,479	38,265	40,572	—	179,316	2,603	181,919
Sustaining mine exploration(2)	6,805	4,759	2,522	—	14,086	—	14,086

Total all-in sustaining costs	519,826	236,311	180,555	53,509	990,201	68,235	1,058,436

Gold sold (ounces)	599,600	214,015	155,540	—	969,155	55,117	1,024,272

All-in sustaining cost per ounce ($/gold ounce sold)	867	1,104	1,161	—	1,022	1,238	1,033
(1) Included as a component of Share-based payments on the Consolidated Statement of Operations.
(2) Refer to Sustaining capital expenditures and Sustaining mine exploration reconciliations below.

The table below shows a reconciliation of sustaining capital expenditures to operating mine capital expenditures as extracted from the annual consolidated financial statements (dollars in thousands):

	For the year ended December 31, 2022
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Operating mine capital expenditures	117,622	39,528	79,096	236,246	2,603	238,849
Cardinal mobile equipment	(9,849)	—	—	(9,849)	—	(9,849)
Tailings facility life-of-mine study	(5,216)	—	—	(5,216)	—	(5,216)
Fekola underground study	(1,378)	—	—	(1,378)	—	(1,378)
Land acquisitions	—	(1,229)	—	(1,229)	—	(1,229)
Other	(700)	(34)	(449)	(1,183)	—	(1,183)
Underground development	—	—	(32,783)	(32,783)	—	(32,783)
National power grid connection	—	—	(5,292)	(5,292)	—	(5,292)

Sustaining capital expenditures	100,479	38,265	40,572	179,316	2,603	181,919

The table below shows a reconciliation of sustaining mine exploration to operating mine exploration as extracted from the annual consolidated financial statements (dollars in thousands):

	For the year ended December 31, 2022
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Operating mine exploration	15,214	4,759	3,476	23,449	—	23,449
Regional exploration	(8,409)	—	(954)	(9,363)	—	(9,363)

Sustaining mine exploration	6,805	4,759	2,522	14,086	—	14,086

Adjusted net income and adjusted earnings per share - basic
Adjusted net income and adjusted earnings per share – basic are non-IFRS measures that do not have a standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other issuers. The Company defines adjusted net income as net income attributable to shareholders of the Company adjusted for non-recurring items and also significant recurring non-cash items. The Company defines adjusted earnings per share – basic as adjusted net income divided by the basic weighted number of common shares outstanding.

Management believes that the presentation of adjusted net income and adjusted earnings per share - basic is appropriate to provide additional information to investors regarding items that we do not expect to continue at the same level in the future or that management does not believe to be a reflection of the Company's ongoing operating performance. Management further believes that its presentation of these non-IFRS financial measures provide information that is useful to investors because they are important indicators of the strength of our operations and the performance of our core business. Accordingly, it is intended to provide additional information and should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate this measure differently.

A reconciliation of net (loss) income to adjusted net income as extracted from the annual consolidated financial statements is set out in the table below:

	Three months ended		Year ended
	December 31,		December 31,
	2023	2022	2023	2022
	$	$	$	$
	(000’s)	(000’s)	(000’s)	(000’s)

Net (loss) income attributable to shareholders of the Company for the period:	(113,224)	157,756	10,097	252,873
Adjustments for non-recurring items and significant recurring non-cash items:
Impairment (reversal) of long-lived assets	187,964	—	304,446	(909)
Write-down of mining interests	2,921	4,905	19,905	11,778
Loss on sale of mining interest	—	—	—	2,804
Unrealized loss on derivative instruments	4,101	3,171	4,500	10,442
Office lease termination costs	—	—	1,946	—
Loan receivable provision	—	—	2,085	—
Change in fair value of gold stream	18,800	—	12,300	—
Dilution loss (gain) on investment in Calibre	943	(172)	943	(5,630)
Non-cash interest income on deferred consideration receivable	—	—	—	(2,806)
Deferred income tax recovery	(10,808)	(44,218)	(9,019)	(4,770)

Adjusted net income attributable to shareholders of the Company for the period	90,697	121,442	347,203	263,782

Basic weighted average number of common shares outstanding (in thousands)	1,300,791	1,074,448	1,232,092	1,064,259

Adjusted net earnings attributable to shareholders of the Company per share–basic ($/share)	0.07	0.11	0.28	0.25

SUMMARY OF QUARTERLY RESULTS

	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
	2023	2023	2023	2023	2022	2022	2022	2022
Gold revenue ($ in thousands)	511,974	477,888	470,854	473,556	592,468	392,554	381,985	365,583
Net (loss) income for the period ($ in thousands)	(117,396)	(34,770)	91,850	101,904	176,468	(21,234)	40,686	90,803
(Loss) earnings per share (1) – basic ($)	(0.09)	(0.03)	0.06	0.08	0.15	(0.02)	0.04	0.08
(Loss) earnings per share (1) – diluted ($)	(0.09)	(0.03)	0.06	0.08	0.15	(0.02)	0.04	0.08
Cash flows provided by operating activities ($ in thousands)	205,443	110,204	194,983	203,823	270,491	93,118	124,879	107,310
Gold sold (ounces)	256,921	248,889	239,100	249,150	339,355	229,400	205,300	195,100
Average realized gold price ($/ounce)	1,993	1,920	1,969	1,901	1,746	1,711	1,861	1,874
Gold produced (ounces)	270,611	225,052	245,961	250,719	352,769	214,903	208,858	196,473
Gold produced, total including Calibre equity investment(ounces)	288,665	242,838	262,701	266,856	367,870	227,016	223,623	209,365
Production costs ($ in thousands)	164,406	171,425	152,762	127,604	159,559	185,704	158,303	122,960
Cash operating costs (2) ($/gold ounce sold)	661	706	667	540	497	824	786	656
Total cash costs (2) ($/gold ounce sold)	786	840	800	678	618	939	900	784
All-in sustaining costs (2) ($/gold ounce sold)	1,257	1,272	1,214	1,060	892	1,169	1,111	1,036
Adjusted net income (1)(2) ($ in thousands)	90,697	64,840	85,804	105,862	121,442	31,996	45,248	65,096
Adjusted earnings per share (1)(2) – basic ($)	0.07	0.05	0.07	0.10	0.11	0.03	0.04	0.06
(1)Attributable to the shareholders of the Company.
(2)Non-IFRS Measure. For a description of how these measures are calculated and a reconciliation of these measures to the most directly comparable measures specified, defined or determined under IFRS and presented in the Company’s financial statements, refer to “Non-IFRS Measures”.

Quarterly gold revenue throughout the eight quarters is a function of quarterly production levels, the timing of bullion shipments and changes in average realized gold price while cash flows from operating activities are also impacted by cash operating costs of each quarter and changes in working capital, in addition to the factors noted for gold revenue. Net income throughout the eight quarters is a function of quarterly revenues, cash operating costs, related taxes and asset impairment charges. The net loss in the third quarter of 2023 reflects an impairment loss of $112 million impairment charge on the Gramalote Project as a result of the Company's acquisition from AngloGold of the remaining 50% stake in the Gramalote Project. The net loss in the fourth quarter of 2023 reflects an impairment of $192 million related to the Fekola Complex, net of deferred income tax.

SUMMARY AND OUTLOOK
Total gold production in 2024 is anticipated to be between 860,000 and 940,000 ounces, including 40,000 to 50,000 ounces of attributable production from Calibre. Production is expected to be relatively consistent throughout 2024, with third quarter production expected to be slightly lower and fourth quarter production is expected to be slightly higher. The expected decrease in gold production relative to 2023 is predominantly due to lower production at the Fekola Complex as a result of the delay in receiving an exploitation license for Fekola Regional from the Government of Mali, delaying the 80,000 to 100,000 ounces that were scheduled in the life of mine plan to be trucked to the Fekola mill and processed in 2024. The contribution of this gold production from Fekola Regional is now assumed to start at the beginning of 2025. The Company's total consolidated cash operating costs for the year (including estimated attributable results for Calibre) are forecast to be between $835 and $895 per gold ounce produced and total consolidated all-in sustaining costs (including estimate attributable results for Calibre) are forecast to be between $1,360 and $1,420 per gold ounce sold. The anticipated increase in the Company's consolidated cash operating costs per ounce for 2024 reflects the processing of lower-grade ore at Fekola in 2024. The total consolidated all-in sustaining costs per ounce for 2024 reflect the final full year of spending on both the new Fekola tailings storage facility and the Fekola solar plant expansion, in addition to the ongoing substantial capitalized stripping campaign planned at Fekola for 2024.

Construction of the Goose Project is progressing on track, with the project remaining on schedule for first gold pour in the first quarter of 2025. Construction continues ahead of schedule within the mill and processing buildings, along with preparatory work for peak construction activities in the second and third quarters of 2024. Mine development is well underway at the Echo Pit and Umwelt Underground mine to generate high-grade stockpiles prior to mill commissioning. Following the successful completion of the 2023 sealift, construction of the WIR is being finalized and expected to be fully operational by February 23, 2024, transporting all required materials from the MLA to the Goose Project site by the end of April 2024.

Results of the Fekola Complex optimization study outlining the trucking of ore from the Anaconda Area to be released in the first quarter of 2024. Results from the Fekola Complex optimization study indicate that the trucking of both oxide and sulphide ore from Fekola Regional to be toll milled by the Fekola mill is the optimal option to maximize the value of Fekola Regional, and to extend the processing life of the Fekola mill.

The Company has completed a detailed review of the Gramalote Project, including the facility size and location, power supply, mining and processing options, tailings design, resettlement, potential construction sequencing and camp design to identify potential cost savings to develop a smaller scale project. A formal study commenced in the fourth quarter of 2023, with the goal of completing a PEA by the end of the second quarter of 2024.

B2Gold expects to declare future quarterly dividends in 2024 at the same rate of $0.04 per common share (or an annualized rate of $0.16 per common share), which represents one of the highest dividend yields in the gold sector.

The Company's ongoing strategy is to continue to maximize profitable production from its mines, further advance its pipeline of remaining development and exploration projects, evaluate new exploration, development and production opportunities and continue to pay an industry leading dividend yield.

OUTSTANDING SHARE DATA
At February 21, 2024, 1,302,948,967 common shares were outstanding. In addition, there were approximately 27.9 million stock options outstanding with exercise prices ranging between C$3.24 to C$8.53 per share, approximately 3.3 million RSUs outstanding and approximately 4.2 million PSUs outstanding.
The number of common shares available for issuance under the Company's stock option plan but not subject to outstanding options was 31.2 million and 27.9 million as at January 1, 2023 and December 31, 2023, respectively.
CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION
Production results and production guidance presented in this MD&A reflect the total production at the mines B2Gold operates on a 100% basis. Please see our most recent Annual Information Form for a discussion of our ownership interest in the mines B2Gold operates. In respect of Calibre’s operations, production is presented on an approximate 24% basis to December 31, 2023 (to reflect B2Gold's approximate interest in Calibre during the period).

This MD&A includes certain “forward-looking information” and “forward-looking statements” (collectively “forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation, including: projections; outlook; guidance; forecasts; estimates; and other statements regarding future or estimated financial and operational performance, gold production and sales, revenues and cash flows, and capital costs (sustaining and non-sustaining) and operating costs, including projected cash operating costs and all-in sustaining costs, and budgets on a consolidated and mine by mine basis, which if they occur, would have on our business, our planned capital and exploration expenditures; future or estimated mine life, metal price assumptions, ore grades or sources, gold recovery rates, stripping ratios, throughput, ore processing; statements regarding anticipated exploration, drilling, development, construction, permitting and other activities or achievements of B2Gold; and including, without limitation: remaining well positioned for continued strong operational and financial performance for 2024; projected gold production, cash operating costs and all-in sustaining costs on a consolidated and mine by mine basis in 2024; total consolidated gold production of between 860,000 and 940,000 ounces (including 40,000 to 50,000 attributable ounces from Calibre) in 2024, with cash operating costs of between $835 and $895 per ounce and all-in sustaining costs of between $1,360 and $1,420 per ounce; B2Gold’s continued prioritization of developing the Goose Project in a manner that recognizes Indigenous input and concerns and brings long-term socio-economic benefits to the area; the Goose Project capital cost being approximately C$1,050 million and the net cost of open pit and underground development, deferred stripping, and sustaining capital expenditures to be incurred prior to first gold production being approximately C$200 million; the construction capital cost to complete the Goose Project being approximately C$335 million; the WIR at the Goose Project being operational by February 23, 2024; the Goose Project producing approximately 300,000 ounces of gold per year for the first five years and the Umwelt crown pillar containing over 150,000 ounces of gold; the Company's consolidated gold production to be relatively consistent throughout 2024; the potential for Fekola Regional to provide saprolite material to feed the Fekola mill within three months after receipt of an exploitation license; Fekola Regional production now expected to commence at the beginning of 2025; the timing and results of a study for the Fekola Complex optimization study; the potential receipt of an exploitation permit for Bantako North later in 2024;; the impact of the 2023 mining code in Mali; the potential for first gold production in the first quarter of 2025 from the Goose Project; the potential to extend Wolfshag underground mine past 2026; the potential for the Antelope Zone to contribute to the Otjikoto production profile; the timing and results of a preliminary economic assessment for the Gramalote Project; the potential payment of future dividends, including the timing and amount of any such dividends, and the expectation that quarterly dividends will be maintained at the same level; and B2Gold's attributable share of Calibre’s operations. All statements in this MD&A that address events or developments that we expect to occur in the future are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, although not always, identified by words such as "expect", "plan", "anticipate", "project", "target", "potential", "schedule", "forecast", "budget", "estimate", "intend" or "believe" and similar expressions or their negative connotations, or that events or conditions "will", "would", "may", "could", "should" or "might" occur. All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made.

Forward-looking statements necessarily involve assumptions, risks and uncertainties, certain of which are beyond B2Gold's control, including risks associated with or related to: the volatility of metal prices and B2Gold's common shares; changes in tax laws; the dangers inherent in exploration, development and mining activities; the uncertainty of reserve and resource estimates; not achieving production, cost or other estimates; actual production, development plans and costs differing materially from the estimates in B2Gold's feasibility and other studies; the ability to obtain and maintain any necessary permits, consents or authorizations required for mining activities; environmental regulations or hazards and compliance with complex regulations associated with mining activities; climate change and climate change regulations; the ability to replace mineral reserves and identify acquisition opportunities; the unknown liabilities of companies acquired by B2Gold; the ability to successfully integrate new acquisitions; fluctuations in exchange rates; the availability of financing; financing and debt activities, including potential restrictions imposed on B2Gold's operations as a result thereof and the ability to generate sufficient cash flows; operations in foreign and developing countries and the compliance with foreign laws, including those associated with operations in Mali, Namibia, the Philippines and Colombia and including risks related to changes in foreign laws and changing policies related to mining and local ownership requirements or resource nationalization generally; remote operations and the availability of adequate infrastructure; fluctuations in price and availability of energy and other inputs necessary for mining operations; shortages or cost increases in necessary equipment, supplies and labour; regulatory, political and country risks, including local instability or acts of terrorism and the effects thereof; the reliance upon contractors, third parties and joint venture partners; the lack of sole decision-making authority related to Filminera Resources Corporation, which owns the Masbate Gold Project; challenges to title or surface rights; the dependence on key personnel and the ability to attract and retain skilled personnel; the risk of an uninsurable or uninsured loss; adverse climate and weather conditions; litigation risk; competition with other mining companies; community support for B2Gold's operations, including risks related to strikes and the halting of such operations from time to time; conflicts with small scale miners; failures of information systems or information security threats; the ability to maintain adequate internal controls over financial reporting as required by law, including Section 404 of the Sarbanes-Oxley Act; compliance with anti-corruption laws, and sanctions or other similar measures; social media and B2Gold's reputation; risks affecting Calibre having an impact on the value of the Company's investment in Calibre, and potential dilution of B2Gold's equity interest in Calibre; as well as other factors identified and as described in more detail under the heading "Risk Factors" in B2Gold's most recent Annual Information Form, B2Gold's current Form 40-F Annual Report and B2Gold's other filings with Canadian securities regulators and the U.S. Securities and Exchange Commission (the "SEC"), which may be viewed at www.sedar.com and www.sec.gov, respectively (the "Websites"). The list is not exhaustive of the factors that may affect B2Gold's forward-looking statements.

B2Gold's forward-looking statements are based on the applicable assumptions and factors management considers reasonable as of the date hereof, based on the information available to management at such time. These assumptions and factors include, but are not limited to, assumptions and factors related to B2Gold's ability to carry on current and future operations, including: development and exploration activities; the timing, extent, duration and economic viability of such operations, including any mineral resources or reserves identified thereby; the accuracy and reliability of estimates, projections, forecasts, studies and assessments; B2Gold's ability to meet or achieve estimates, projections and forecasts; the availability and cost of inputs; the price and market for outputs, including gold; foreign exchange rates; taxation levels; the timely receipt of necessary approvals or permits; the ability to meet current and future obligations; the ability to obtain timely financing on reasonable terms when required; the current and future social, economic and political conditions; and other assumptions and factors generally associated with the mining industry.

B2Gold's forward-looking statements are based on the opinions and estimates of management and reflect their current expectations regarding future events and operating performance and speak only as of the date hereof. B2Gold does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change other than as required by applicable law. There can be no assurance that forward-looking statements will prove to be accurate, and actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits or liabilities B2Gold will derive therefrom. For the reasons set forth above, undue reliance should not be placed on forward-looking statements.

CAUTIONARY STATEMENT REGARDING MINERAL RESERVE AND RESOURCE ESTIMATES
The disclosure in this MD&A was prepared in accordance with Canadian National Instrument 43-101 (“NI 43-101”), which differs significantly from the requirements of the SEC, and resource and reserve information contained or referenced in this MD&A may not be comparable to similar information disclosed by public companies subject to the technical disclosure requirements of the SEC. Historical results or feasibility models presented herein are not guarantees or expectations of future performance.

QUALIFIED PERSONS
William Lytle, Senior Vice President and Chief Operating Officer, a qualified person under National Instrument 43-101, has reviewed and approved the disclosure of all scientific and technical information related to operational matters contained in this MD&A. Andrew Brown, P. Geo., Vice President, Exploration, a qualified person under NI 43-101, has approved the scientific and technical information regarding exploration matters contained in this MD&A.